


15005497

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2015

No Act
PE 1/12/15

Act: 1934
Section:
Rule: 14a-8 (DDS)
Public
Availability: 3-4-15

Daryl L. Lansdale, Jr.
Norton Rose Fulbright
daryl.lansdale@nortonrosefulbright.com

Re: Rush Enterprises, Inc.
Incoming letter dated January 12, 2015

Dear Mr. Lansdale:

This is in response to your letter dated January 12, 2015 concerning the shareholder proposal submitted to Rush Enterprises by Ancora Advisors LLC on behalf of Merlin Partners LP. We also have received a letter from the proponent dated January 16, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Fred DiSanto
Ancora Advisors LLC, General Partner of Merlin Partners LP
fred@ancora.net

March 4, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Rush Enterprises, Inc.
Incoming letter dated January 12, 2015

The proposal requests that the board take the necessary steps to adopt a recapitalization plan that would eliminate the company's dual-class capital structure and provide that each outstanding share of common stock has one vote.

We are unable to concur in your view that Rush Enterprises may exclude the proposal under rule 14a-8(i)(6). In our view, the company does not lack the power or authority to implement the proposal. Accordingly, we do not believe that Rush Enterprises may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Justin Kisner
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

ANCORA

January 16, 2015

Via email at shareholderproposals@sec.gov

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Request by Rush Enterprises, Inc. to omit proposal by Ancora Advisors LLC

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Ancora Advisors LLC, the General Partner of Merlin Partners LP ("Ancora" or the "Proponent"), submitted a proposal (the "Proposal") to Rush Enterprises, Inc. ("Rush" or the "Company"). The Proposal requests that the Board of Directors of Rush take the necessary steps to adopt a recapitalization plan that would eliminate Rush's dual-class capital structure.

In a letter to the Division dated January 12, 2015 (the "No-Action Request"), Rush stated that it intends to omit the Proposal, which asks the Company to develop a recapitalization plan that would result in one vote per share for all outstanding shares of the Company, from its proxy materials to be distributed to shareholders in connection with the Company's 2015 annual meeting of shareholders. Rush argued that it is entitled to exclude the Proposal in reliance upon Rule 14a-8(i)(6) under the Exchange Act because the Company lacks the power to implement the Proposal. As discussed in greater detail below, Rush has not met its burden of proving its entitlement to rely on this exclusion; as a result, the Proponent respectfully asks that Rush's request for relief be denied.

The Proposal states:

> "RESOLVED, that shareholders of Rush Enterprises, Inc. ("Rush Enterprises" or the "Company") request that the Board of Directors take the necessary steps (excluding those steps that must be taken by the Company's shareholders) to adopt a recapitalization plan that would eliminate Rush Enterprises' dual-class capital structure and provide that each outstanding share of common stock has one vote."

Rush claims the Proposal may be excluded because it could result in the violation of a material agreement. As we stated to the Company in our letter to Rush's Board of Directors on January 9, 2015, the Proposal does not force the Company to unilaterally take action (a fact which the Company blatantly misrepresented on page 3 of its letter to the Division). In fact, inclusion of the Proposal in the Company's proxy materials, even if the Proposal received majority shareholder support, would not in itself result in a violation of a material agreement, but simply the adoption of a request to create a plan of recapitalization (a minor step towards determining how best to ensure all shareholders receive one vote for one share).

Under Rule 14a-8(g), the Company has the burden of justifying exclusion of the Proposal, and as we explain below, the Company has not sustained its burden.

4819-5138-6401.2

6060 PARKLAND BOULEVARD, SUITE 200 • CLEVELAND, OH 44124 • 216.825.4000 • 216.825.4001 (FAX) • WWW.ANCORA.NET

Rush Enterprises' Reliance on Rule 14a-8(i)(6) Exclusion:

Rule 14a-8(i)(6) exclusions are designed for situations where a company "would lack the power or authority to implement a proposal." That is plainly not the case here. Ancora's Proposal requests that Rush's Board of Directors adopt a "recapitalization plan" to eliminate Rush's dual class capital structure. Adopting (or choosing/selecting) a plan is clearly within the purview of the Company's power or authority. The SEC has previously stated that exclusion under Rule 14a-8(i)(6) is limited only to those situations where a proposal "deals with a matter that is not within the control of the issuer." *Release No. 34-12999, 41 Fed. Reg. 52994, 52997 (December 3, 1976).* In fact, on August 9, 2005, the SEC Division of Corporate Finance, in a response from the Office of Chief Counsel, denied relief in a no-action request from Affiliated Computer Services, Inc. ("Affiliated") which asked for the exclusion of a proposal which would force Affiliated to adopt a similar plan of recapitalization under Rule 14a-8(i)(6).

There is certainly no question that Rush's Board of Directors has the power and ability to develop a recapitalization plan, but instead, the Company's argument focuses on what may happen *after* the Board of Directors takes the requested action. Nowhere does the Proposal *require* the Company to terminate a contract or take any action outside of "adopting a plan." What determination the plan provides would not be known unless such a plan is developed in the first place. But, at this time, under no circumstances would the Proposal force Rush's Board of Directors to breach its fiduciary responsibilities or terminate a material contract. In fact, as contained within the Peterbilt Dealer Agreement (the "Dealer Agreement") submitted to the Division as Annex B in the Company's No-Action Request, the Dealer Agreement itself has a term of three years. Therefore, the Dealer Agreement has been amended and negotiated on several occasions, so a Proposal which asks the Company to takes steps necessary to adopt a plan may, at worst, result in an attempt to negotiate an amendment to the current Dealer Agreement; such a proposal is far from forcing the Company to terminate a material agreement or take an action to which Rush lacks the power to implement. Even though the Company argues that Peterbilt has refused to unilaterally amend the Dealer Agreement and therefore our Proposal may be, in essence, a waste of Company resources (as stated on page 3 of the Company's No-Action Request), in *Affiliated Computer Systems, Inc.*, the Division did not allow the company to omit the proposal based on grounds that the recapitalization plan *may* ultimately prove fruitless when the sole owner of a class of shares refused to collapse the dual class capital structure (the sole owner's vote was required and the recapitalization could not occur without his consent).

The Proposal is not a binding mandate on the Company to terminate the Dealer Agreement, but instead requests Rush to exercise a best faith effort to remedy a situation that it openly acknowledges would be preferably deleted from the Dealer Agreement (as stated on page 3 of the Company's No-Action Request). As a shareholder of Rush, we would never request the Board take any action that would be destructive to shareholder value, and that would obviously include the termination of the Dealer Agreement, a material customer contract.

On Page 5 section II(F) of the Company's No-Action Request, Rush argues that the SEC agreed with excluding shareholder proposals under Rule 14a-8(i)(6) in the following "No Action" letter requests: *Citigroup, Inc. (February 18, 2009)*, *Bank of America Corp. (February 26, 2008)*, and *Whitman Corp. (February 15, 2000)*. Ancora's Proposal to request that the Board adopt a recapitalization plan has almost nothing in common with the "No-Action" requests cited by the Company. In both *Citigroup* and *Bank of America*, the shareholder proposals would have, if implemented, violated applicable state laws and thus the respective companies asked to omit the shareholder proposals under both 14a-8(i)(2) and 14a-8(i)(6). In *Whitman*, the shareholder proposal, if adopted, would have bound the company to rescind and cancel a previously approved agreement. The Proposal, if implemented, would neither cause the Company to violate any state laws (*Citigroup, Inc. and Bank of America Corp.*), nor would it force the Company to rescind an agreement (*Whitman Corp.*). In fact, the Proposal would not force Rush's Board of Directors

6060 PARKLAND BOULEVARD, SUITE 200 • CLEVELAND, OH 44124 • 216.825.4000 • 216.825.4001 (FAX) • WWW.ANCORA.NET

to take any action other than selecting a recapitalization plan, similar to the proposal which was deemed not allowed to be omitted by the Division in *Affiliated Computer Systems, Inc.*

Conclusion:

The Proposal does not force the Company to terminate the Dealer Agreement or take any action that is outside of its power and authority. Adopting a recapitalization plan to collapse the dual class capital structure and provide that each share of stock is entitled to one vote is only the first step towards ***selecting the best plan*** and nothing more. Perhaps the results of the plan may ask the Board to attempt to negotiate on behalf of the shareholders an amendment to the Dealer Agreement or wait until the renewal of the Dealer Agreement to negotiate an agreement without the ownership voting provision. Either way, selecting a plan which will require the Company to negotiate terms other than those already in the Dealer Agreement is something the Company has already done multiple times in the past. In the words of Rush's General Counsel Derrek Weaver, the Dealer Agreement is part of a "50 year relationship", which undoubtedly is rooted in quality service and good faith. Developing a plan to amend the Dealer Agreement or renegotiate its terms upon its expiration so as to allow the Company to collapse the dual class capital structure will not jeopardize the Peterbilt Dealer Agreement, and an amendment is far less of a risk to the Company and its shareholders than the current Dealer Agreement under which shareholders who acquire (or "group") more than 30% of the Company's voting power, trigger the Dealer Agreement's termination provision. We believe our solution would be more effective in preventing this scenario while allowing minority shareholders to realize the value they deserve.

For the reasons set forth above, Rush Enterprises, Inc. has not met its burden of showing that it is entitled to omit the Proposal in reliance on Rule 14a8(i)(6). We respectfully request that Rush's request for relief be denied.

We appreciate the opportunity to be of assistance in this matter. If you have any questions or need additional information, please contact me at (216) 825-4000.

Sincerely,

MERLIN PARTNERS LP



Fred DiSanto
Chief Executive Officer and Executive Chairman of
Ancora Advisors LLC, General Partner of Merlin Partners LP

cc: Derrek Weaver
General Counsel and Corporate Secretary
Rush Enterprises, Inc.
weaverd@rushenterprises.com

4819-5138-6401.2



Fulbright & Jaworski LLP
300 Convent Street, Suite 2100
San Antonio, Texas 78205-3792
United States

Daryl L. Lansdale, Jr.
Partner
Direct line +1 210 270 9367
daryl.lansdale@nortonrosefulbright.com

Tel +1 210 224 5575
Fax +1 210 270 7205
nortonrosefulbright.com

January 12, 2015

Via e-mail: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Rush Enterprises, Inc.—Exclusion of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client, Rush Enterprises, Inc., a Texas corporation (the "Company"), we hereby submit this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a shareholder proposal, dated December 8, 2014, submitted for inclusion in the Company's proxy materials (the "Proxy Materials") for its 2015 annual meeting of shareholders, by Ancora Advisors LLC, General Partner of Merlin Partners LP (the "Proponent"). The shareholder proposal (the "Proposal") and the accompanying supporting statement (the "Supporting Statement") are attached to this letter as **Annex A**.

We believe that the Proposal and the Supporting Statement may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(6) under the Exchange Act because the Company lacks the power and authority to implement the Proposal.

In accordance with Rule 14a-8(j) under the Exchange Act, we hereby give notice, on behalf of the Company, of the Company's present intention to exclude the Proposal and Supporting Statement from the Proxy Materials and hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action to the Commission if the Company excludes the Proposal and Supporting Statement from the Proxy Materials.

This letter constitutes our statement of the reasons why we deem this exclusion to be proper. We have submitted this letter, including **Annex A**, to the Commission via e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the Proponent as notification of the Company's intention to exclude the Proposal from the Proxy Materials.

I. The Proposal

The Proposal reads as follows:

"RESOLVED, that shareholders of Rush Enterprises, Inc. ("Rush Enterprises" or the "Company") request that the Board of Directors take the necessary steps (excluding those steps that must be taken by the Company's shareholders) to adopt a recapitalization plan that would eliminate Rush Enterprises' dual-class capital structure and provide that each outstanding share of common stock has one vote."

II. The Proposal May Be Excluded Because it Could Result in the Violation of a Material Agreement

We believe that the Proposal and the Supporting Statement may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(6) because adopting the recapitalization plan would cause the Company to fail to comply with provisions in its Dealer Sales and Service Agreements (the "Dealer Agreements") with Peterbilt Motors Company, a division of PACCAR Inc. ("PACCAR"), which could have a material adverse effect on the Company's operations, revenues and profitability.

A. The Voting Interest Provision of the Dealer Agreements has been conspicuously disclosed since the Company's initial public offering.

The Company currently operates over 100 commercial vehicle dealerships in 20 states. Fifty of the Company's dealerships have entered into Dealer Agreements with PACCAR, which authorizes the Company and the respective Rush Truck Centers to act as a dealer of new Peterbilt commercial vehicles and parts and provide warranty service on Peterbilt commercial vehicles. A copy of the form of the Dealer Agreements is attached to this letter as **Annex B**. The Dealer Agreements have been amended by the Amended and Restated Amendment to the Dealer Sales and Service Agreements (the "Amendment") attached as **Annex C** to this letter.

In 1996, the Company was the first commercial vehicle dealership group to go public. Dealer agreements with vehicle manufacturers are traditionally personal services agreements in which the manufacturer grants a franchise to an individual to represent its brand in a territory and prohibits transfer of any ownership interest in the franchise without the manufacturers' prior consent.[1] As a condition for allowing the Company to go public, and therefore transfer some of its ownership interests, PACCAR required the inclusion of provisions in the Dealer Agreements to assure that the existing owners and managers of the Company retained a significant role and interest in running the Company.

Section IV.B of the Dealer Agreements, as amended by the Amendment, currently provides that W. Marvin Rush, W. M. "Rusty" Rush, Barbara Rush, Robin M. Rush, David C. Orf, James Thor, Martin A. Naegelin, Scott Anderson, Derrek Weaver, Steven Keller, Corey Lowe and Rich Ryan (collectively, the "Dealer Principals") must maintain the principal beneficial ownership interest, in the aggregate, of no less than 22% of the voting power of the Company with respect to the election of directors (the "Voting

[1] For example, Section IV of the form Dealer Agreement states that "DEALER acknowledges that this is a personal service contract. The effectiveness of DEALER is ultimately dependent upon the DEALER PRINCIPAL(S) and OPERATING MANAGER(S) who must assume full managerial authority and responsibility for DEALER business. No change in ownership or change in DEALER PRINCIPAL(S) shall be made without first consulting with and obtaining PETERBILT's prior written consent."

Interest Provision"), (such persons controlled approximately 30% of the aggregate voting power with respect to the election of directors as of December 31, 2014).[2]

Under Section VIII.B.1.g of the Dealer Agreements, as amended by the Amendment, PACCAR may immediately terminate the Dealer Agreements "for cause" if, (i) with respect to the election of directors, the aggregate voting power held by the Dealer Principals and their respective associates decreases below 22%; (ii) any person or entity other than the Dealer Principals and their respective associates, or any person or entity who has been approved in writing by PACCAR, owns common stock with a greater percentage of the voting power with respect to the election of the Company's directors than the Dealer Principals and their respective associates, in the aggregate; (iii) any person other than W. Marvin Rush, W. M. "Rusty" Rush, Robin M. Rush or any person who has been approved in writing by PACCAR holds the office of Chairman of the Board, President or Chief Executive Officer of the Company; or (iv) the Company is no longer the dealer or 100% owner of the dealer defined in the Dealer Agreements.

The Voting Interest Provision has been in the Dealer Agreements since the Company went public. The Voting Interest Provision was disclosed in the Company's registration statement on Form S-1, filed in connection with the Company's initial public offering, and it has been disclosed in each Form 10-K filed by the Company since its initial public offering. Consequently, the Company's shareholders have had notice of the Voting Interest Provision since the Company went public in 1996.

B. The Voting Interest Provision is the result of an arm's length negotiation with PACCAR and amendments to the Voting Interest Provision must be negotiated with PACCAR.

To provide the Company with additional flexibility, the Company would like to have the Voting Interest Provision deleted from the Dealer Agreements. However, the Voting Interest Provision is the result of an arm's length negotiation with PACCAR. All amendments to the Voting Interest Provision have been negotiated with PACCAR with the understanding that the Voting Interest Provision was a condition of PACCAR allowing the Company to go public. Without PACCAR's consent, the Company does not have the right to unilaterally delete or amend the Voting Interest Provision from the Dealer Agreements as the Proponent implies in his Supporting Statement.[3]

In 2012, the Company and the Dealer Principals requested that PACCAR modify the Voting Interest Provision to allow W. Marvin Rush, the Company's founder, some flexibility in his estate planning. PACCAR agreed to reduce the Voting Interest Provision from 30% to 22% as a result of the Company's request.

Upon receiving the Proposal, the Company called representatives of PACCAR to discuss the possible elimination of the Voting Interest Provision from the Dealer Agreements and followed up such discussions with a written request. PACCAR indicated that it was not amenable to elimination of the Voting Interest Provision at this time.

---

[2] Attached as **Annex D** to this letter is a summary of the outstanding Class A common stock and Class B common stock and the amounts held by the Dealer Principals as of December 31, 2014.

[3] Section XI.B of the Dealer Agreements provides that the provisions requiring the Dealer Principals to maintain the principal beneficial ownership interest, in the aggregate, of no less than 22% of the voting power of the Company, may not be amended "unless approved in writing by an authorized representative of each of the parties" to the Dealer Agreements.

C. The dual-class capital structure was approved by the Company's shareholders to enable the company to issue equity without violating the Voting Interest Provision.

In 2002, the Company included a proposal in its Proxy Statement to amend its Articles of Incorporation to create a dual-class capital structure. This proposal was approved by the shareholders of the Company. The Company included this proposal to provide it with increased flexibility to issue common equity to reduce the Company's outstanding debt or for other corporate purposes, including financing acquisitions and other future growth, without giving rise to an event that would allow PACCAR to terminate the Dealer Agreements with the Company.

If the Company had the right to unilaterally delete the Voting Interest Provision from the Dealer Agreements, as the Proponent implies in his Supporting Statement, the Company would not have needed to seek shareholder approval to create the dual-class capital structure to provide it with the flexibility to issue common equity.

D. The Proposal would cause the Company to violate the Voting Interest Provision contained in the Dealer Agreements.

Since July 2002, the Company has had two classes of common stock outstanding, Class A common stock (the "Class A common stock") and Class B common stock (the "Class B common stock"). The Company's amended and restated articles of incorporation, a copy of which is attached to this letter as **Annex E** (the "Articles of Incorporation"), provides that the holders of Class A common stock are entitled to 1/20th of one vote per share on all questions (including the election of directors) presented to shareholders, and the holders of Class B common stock are entitled to one vote per share on all questions (including the election of directors) presented to shareholders. As of December 31, 2014, there were 29,889,332 shares of Class A common stock and 9,999,122 shares of Class B common stock outstanding.

The Proposal calls for the adoption of a recapitalization plan that would eliminate the Company's dual-class capital structure and provide that each outstanding share of the Company's common stock have one vote per share. If the Proposal were implemented, the aggregate voting interests of the Dealer Principals would be decreased to approximately 9%[4], which would result in a violation of the Dealer Agreements, giving PACCAR the right to immediately terminate those agreements, or to use the threat of termination to negotiate more favorable terms to the detriment of the Company's business.

E. The Dealer Agreements are irreplaceable.

For the first nine months of 2014 and for fiscal years 2013 and 2012, 37.2%, 38.5% and 47.4% of the Company's total revenues, respectively, were attributable to the sales of new Peterbilt commercial vehicles, which is made possible by the Dealer Agreements. These amounts do not include significant revenues attributable to the sales of Peterbilt parts and the provision of warranty service on Peterbilt commercial vehicles, which are also made possible by the Dealer Agreements. Accordingly, if the Proposal is adopted and as a result PACCAR elects to terminate the Dealer Agreements, the Company will lose the right to purchase and resell new Peterbilt commercial vehicles and parts and operate as an authorized warranty service provider for Peterbilt vehicles. This event would have a material adverse effect on the Company's operations, revenues and profitability because it would be impossible for the Company to replace the revenues associated with the Dealer Agreements at any time in the foreseeable future.

[4] Attached as **Annex F** to this letter is a summary of the effects of the Proposal, if implemented, on the aggregate voting interests of the Dealer Principals, assuming the Proposal went into effect on December 31, 2014.

F. The Company may properly exclude the Proposal under Rule 14a-8(i)(6) because it lacks the power and authority to implement the Proposal.

Under Rule 14a-8(i)(6), a company may exclude a shareholder proposal "if the company would lack the power or authority to implement the proposal." The Staff has recognized that proposals that would, if implemented, cause a company to breach existing contracts may be excluded from a company's proxy statement under Rule 14a-8(i)(6). (See *Division of Corporation Finance: Staff Legal Bulletin No. 14B - Shareholder Proposals* (Sept. 15, 2004) ("Proposals that would result in the company breaching existing contractual obligations may be excludable under Rule 14a-8(i)(2), Rule 14a-8(i)(6), or both, because implementing the proposal would ... not be within the power or authority of the company to implement"). See also, e.g., *Citigroup, Inc.* (Feb. 18, 2009) (concurring in the omission under Rules 14a-8(i)(2) and 14a-8(i)(6) of a proposal because it may cause the company to breach existing agreements); *NVR, Inc.* (Feb. 17, 2009) (same); *Bank of America, Corp.* (Feb. 26, 2008) (concurring in the omission under Rules 14a-8(i)(2) and 14a-8(i)(6) of a proposal because it may violate the provisions of an existing agreement); and *Whitman Corp.* (Feb. 15, 2000) (concurring in the omission under Rules 14a-8(i)(2) and 14a-8(i)(6) of a proposal because it may cause the company to breach an existing contract).

PACCAR's inclusion of the Voting Interest Provision in the Dealer Agreements is the result of its belief that if the Company were controlled by persons unfamiliar with Peterbilt, and not known to PACCAR, it could have a negative effect on Peterbilt's distribution interests and brand. As the Company is Peterbilt's largest dealer of Peterbilt commercial vehicles, PACCAR has a legitimate business interest in ensuring that the Company is operated by individuals known to PACCAR, whom PACCAR believes will be focused on the long-term success of the "Peterbilt" brand and its network of dealers and that these individuals have a significant ownership stake in the Company. Therefore, PACCAR has maintained its requirement that the Voting Interest Provision be included in the Dealer Agreements.

The Company notes that while the Proponent may believe there are more effective ways for PACCAR to provide itself with change of control protection than the Voting Interest Provision, as the Proponent asserted in its January 9, 2015 letter to the Company's Board of Directors, it is PACCAR's decision, and not the Company's nor the Company's stockholders, to determine whether there are more effective ways to do so. Further, as noted above, PACCAR's interest in having the Voting Interest Provision is more to ensure that the Company is operated by individuals known to PACCAR, whom PACCAR believes will be focused on the long-term success of the "Peterbilt" brand and its network of dealers and that these individuals have a significant ownership stake in the Company, rather than in preventing any change in control of the Company.

As the Company has repeatedly emphasized in its risk factors of each Form 10-K filed by the Company since its initial public offering, because of the significance of the Dealer Agreements to the Company's operations, revenues and profitability, PACCAR's termination of the Dealer Agreements would have a material adverse effect on the Company and the value of its common stock.

We believe that the Proposal and the Supporting Statement may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(6) because adopting the recapitalization plan would, for the reasons discussed above, cause the Company to fail to comply[5] with the Voting Interest Provision of the Dealer

[5] The Dealer Agreements prevent the Company from implementing the recapitalization plan through its termination provisions because if the Company fails to comply with the Voting Interest Provision, PACCAR has the right to immediately terminate the Dealer Agreements for cause pursuant to Article VIII.B.1.g, as amended by the Amendment. A failure to comply and a breach are functionally equivalent in policing the behavior of the Company. A party's "failure to perform some contracted-for or agreed-upon act, or his failure to comply with a duty imposed by law which is owed to another or to society" is the very definition of a "breach." See *Barron's Law Dictionary*, 59 (5th ed. 2003).

Agreements and allow PACCAR to immediately terminate the Dealer Agreements.

As in *Whitman Corp.* and the other precedent cited above, if implemented, the Proposal would require the Company to fail to comply with the contractual obligations of the Dealer Agreements. Therefore, consistent with the Staff letters described above, the Proposal is properly excludable pursuant to Rule 14a-8(i)(6) because the Company lacks the power and authority to implement the Proposal, as doing so would result in the Company's failure to comply with the Voting Interest Provision and thus provide PACCAR the right to immediately terminate the Dealer Agreements for cause, which would have a material adverse effect on the Company's operations, revenues and profitability.

G. The Proposal significantly differs from two prior proposals received by the Commission to exclude shareholder proposals for recapitalizations that would violate existing financing arrangements.

The nature of the Dealer Agreements and the significance of the PACCAR relationship to the Company, as compared to interchangeable and easily replaceable financing agreements, significantly distinguish the Proposal from two prior proposals that the Staff did not permit companies to exclude under Rule 14a-8(i)(6).

In *Cablevision Systems Corporation* (March 14, 2014) and *Martha Stewart Living Omnimedia, Inc.* (March 7, 2011), the Staff did not permit the exclusion of shareholder proposals requesting recapitalizations of the respective company's capital stock pursuant to Rule 14a-8(i)(6), which, if implemented, would have resulted in an event of default under existing financing agreements. While in both cases, the companies argued that they lacked the power and authority to implement the proposals, in practice, the nature of financing agreements is such that they are often renegotiated or even paid and replaced with new financing agreements. Moreover, the financing markets are such that financial institutions compete with each other for the opportunity to provide such financing agreements. However, in the present case, the Dealer Agreements are not easily substituted because of the unique nature of the products and brand underlying the agreements. As discussed above, at least 37% of the Company's revenue through the third quarter of 2014 was generated under the Dealer Agreements and it would be impossible for the Company to replace the revenue associated with the Dealer Agreements with another truck manufacturer at any time in the foreseeable future, particularly given the excellent reputation of the Peterbilt brand.

As previously discussed, PACCAR required the Voting Interest Provision in the Dealer Agreements and the Company accepted the provision because it was accepted industry practice to require an individual or group of individuals known to the vehicle manufacturer to control the operation of vehicle dealerships and the Company could not have gone public and maintained the Dealer Agreements without this provision. The Company has sought, and continues to seek, concessions from PACCAR to amend the Voting Interest Provision. However, PACCAR still considers it to be a critical component of its Dealer Agreements with the Company. The Proposal, therefore, could only be implemented if PACCAR granted the concession to remove the Voting Interest Provision, which it has indicated it is not willing to do at this time. Therefore, the Company lacks the power and authority to implement the Proposal.

Unlike in *Cablevision Systems Corporation* and *Martha Stewart Living Omnimedia, Inc.*, the Company truly lacks the power and authority to implement the Proposal because the Dealer Agreements are material, substantial and irreplaceable, and PACCAR has no reason to remove the negotiated Voting Interest Provision from the Dealer Agreements. Despite the Company's general agreement with the logic of the Proponent that the Voting Interest Provision should be removed, it has no authority over PACCAR's actions, and therefore has no power or authority to implement the Proposal.

III. Conclusion

On behalf of the Company, we hereby respectively request that the Staff indicate that it will not recommend enforcement action to the Commission if the Company excludes the Proposal and the Supporting Statement from the Company's Proxy Materials for all the reasons set forth above.

If you have any questions regarding this request, or need any additional information, please contact the undersigned at (210) 270-9367 or at daryl.lansdale@nortonrosefulbright.com.

Very truly yours,



Daryl L. Lansdale, Jr.

(Enclosures)

cc: Derrek Weaver, Senior Vice President, General Counsel and Corporate Secretary of the Company
Matt Willcox, Associate General Counsel of the Company
Fred DiSanto, Chief Executive Officer and Executive Chairman of Ancora Advisors LLC,
General Partner of Merlin Partners LP

Annexes

Annex A	Shareholder Proposal and Supporting Statement
Annex B	Form of Dealer Agreements
Annex C	Amendment to Form of Dealer Agreements
Annex D	Summary of Outstanding Class A Common Stock and Class B Common Stock and the Aggregate Voting Interests of the Dealer Principals as of December 31, 2014
Annex E	Amended and Restated Articles of Incorporation of the Company
Annex F	Summary of the Effects of the Shareholder Proposal, if implemented, on the Aggregate Voting Interests of the Dealer Principals, Assuming the Shareholder Proposal went into Effect December 31, 2014

<u>Annex A</u>

Shareholder Proposal and Supporting Statement

(attached)

ANCORA

December 8, 2014

Derek Weaver
Corporate Secretary
Rush Enterprises, Inc.
555 IH-35 South, Suite 500,
New Braunfels, Texas 78130

Dear Mr. Weaver:

Merlin Partners LP is the beneficial owner of Class B shares of common stock in Rush Enterprises, Inc., with a value in excess of $2,000.00. Merlin Partners has held these shares for over 12 months and plans to continue to hold them through the next meeting of shareholders. As documentary evidence of Merlin Partners' beneficial ownership, Merlin Partners provides a letter of verification from its broker, attached as Exhibit A hereto, showing that Merlin Partners has continuously held the shares for at least one year.

We hereby submit the following proposal and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in the company's proxy statement for the 2015 annual meeting of shareholders. If the company believes this proposal is incomplete or otherwise deficient in any respect, please contact Merlin Partners immediately so that we may promptly address any alleged deficiencies, by contacting me at (216) 825-4000 or fred@ancora.net.

Sincerely,

MERLIN PARTNERS LP



Fred DiSanto
Chief Executive Officer and Executive Chairman of
Ancora Advisors LLC, General Partner of Merlin Partners LP

****

RESOLVED, that shareholders of Rush Enterprises, Inc. ("Rush Enterprises" or the "Company") request that the Board of Directors take the necessary steps (excluding those steps that must be taken by the Company's shareholders) to adopt a recapitalization plan that would eliminate Rush Enterprises' dual-class capital structure and provide that each outstanding share of common stock has one vote.

Supporting Statement

Rush Enterprises had 39,381,655 shares of common stock outstanding as of April 2, 2014, the record date used in the Company's 2014 proxy statement: 29,092,195 shares of Class A common stock and 10,289,460 shares of Class B common stock. Holders of the Class A common stock, nearly 74% of the Company's total shares outstanding, have only 12% of the voting rights, or one vote for every 20 shares held. Holders of the Class B common stock have one vote per share.

The original rationale for a dual class structure, as detailed in Rush Enterprise's 2002 proxy statement, was to prevent potential key contract terminations from occurring in the event of a change of control triggered by a decrease in Rush family voting power. Since that time, one of these key relationships has terminated, and the trigger clause has been lowered to 22%. There are no economically justifiable reasons to preserve the dual class structure specific to a contractual voting power arrangement. A change of control remains a triggering event, and the Rush family no longer controls enough stock to prevent such an event from occurring.

According to the Company's 2014 proxy statement, Rush Enterprises' executive officers and directors beneficially owned 13.4% of all shares of common stock outstanding (Class A and Class B), yet possessed 31.3% of the Company's voting shares. We believe any capital structure that leads to outsized influence for insiders, without commensurate economic ownership, is not in the best interest of Rush Enterprises' shareholders.

According to Harvard University's Paul Gompers, insiders owning a "superior" class of stock "causes a significant wedge between their voting and cash flow rights." The Gompers paper demonstrates that firm valuation is negatively affected by a divergence between cash flow rights and voting rights. In other words, the greater the difference between the insiders' voting rights and its rights to cash flow, the more it harms the company's stock price performance (Paul A. Gompers et al., "Extreme Governance: An Analysis of Dual-Class Firms in the United States," May 2007).

A 2012 study by the IRRC Institute, "Controlled Companies in the Standard & Poor's 1500: A Ten Year Performance and Risk Review", resulted in the following key findings:

- Non-controlled companies outperform controlled companies over a 10-year period.
- Controlled companies have more material weaknesses in internal control environments and more related party transactions than non-controlled companies.
- Controlled companies with multiclass structures consistently exhibit materially more share price volatility than non-controlled companies.

We believe that eliminating the dual-class structure, and installing a one-share/one-vote arrangement, would benefit Rush Enterprises public shareholders, and encourage other shareholders to vote for this proposal.

6060 PARKLAND BOULEVARD, SUITE 200 • CLEVELAND, OH 44124 • 216.825.4000 • 216.825.4001 (FAX) • WWW.ANCORA.NET

J.P.Morgan

December 4, 2014

Merlin Partners LP
6060 Parkland Boulevard
Suite 200
Cleveland, OH 44124

Re: Rush Enterprises Inc Class B

To Whom It May Concern:

As per Jefferies LLC request, please allow this letter to confirm that the Merlin Partners LP, has held at least $2,000 in market value of Rush Enterprises Inc Class B (cusip: 781846308) from 12/01/2013 through 12/03/2014. This information was obtained through and is reflected on the Merlin Partners LP client statements.

Merlin Partners LP maintains an account with Jefferies LLC an introducing broker dealer who clears its business through J.P. Morgan Clearing Corp.

Very truly yours,



Richard Gentile
Managing Director
J.P. Morgan Clearing Corp.

cc: Chris Bianchi
Jefferies LLC

ANCORA

December 8, 2014

Board of Directors
Rush Enterprises, Inc.
555 I.H. 35 South, Suite 500
New Braunfels, Texas 78130

Dear Board of Directors:

We write to you as a significant shareholder of the super-voting class of Rush Enterprises, Inc. Ancora, on behalf of its clients, currently controls over 4% of the voting power of the Company. The intent of this letter is to inform you we have submitted (in a separate letter) a non-binding resolution to eliminate the Company's dual class share structure at the next shareholder annual meeting. Despite Rush's outstanding growth and operating performance over the past five years, the return on the company's stock has lagged behind a set of comparable companies. We believe that Rush's dual-class equity arrangement is anchoring the company's stock price, and collapsing the share class structure is the most practical remedy. Our thesis is based on strong empirical evidence and numerous academic studies. Furthermore, nearly every institutional investor organization that has taken a position on the matter has come out against the dual-class share structure including Institutional Shareholder Services (ISS), The Council of Institutional Investors (CII), CalPERS, OTPP, and the list goes on. We understand the rationale behind the dual-class share structure at Rush and believe it is unwarranted.

The Rush family and current management can maintain control of the company by instituting a staggered board while eliminating the dual-class equity structure. The Peterbilt agreement requires the Rush Family and management to hold a minimum of 22% of the votes. We believe 22% is low to the point it is insignificant and pointless. A staggered board would have the same effect and at the same time, the new arrangement would not eliminate a host of potential shareholders (institutional investors, mentioned above that explicitly do not buy stakes in companies with dual-class shares). We believe this solution would eliminate the chronic valuation discount applied to the market value of Rush's equity.

Empirical evidence reveals negative valuation consequences and equity share price underperformance for stocks that maintain a dual-class equity structure. *Extreme Governance: An Analysis on Dual-Class Firms in the United States* demonstrates that firm valuation is negatively affected by a divergence between cash flow rights and voting rights (the "WEDGE" factor defined as voting rights minus cash flow rights)[1]. In other words, the greater the difference between the insiders' voting rights and their economic rights (i.e., rights to cash flow), the more negative the effect is on the company's stock

[1] Gompers, Paul A. and Ishii, Joy L. and Metrick, Andrew, Meetings; Rodney L. White Center for Financial Research Working Paper No. 12-04; Rock Center for Corporate Governance Working Paper No. 39.

price. Another study completed by the IRRC Institute, *New Study Says Multiclass Voting Companies Underperform* illustrates that companies with two classes of shares, both of which are traded publicly, underperform over most time periods measured[2]. This evidence gives us reason to believe Rush's stock would have achieved a higher valuation and greater returns if the company had one equity share class. To that end, we can take practical steps to solve this problem and all shareholders would benefit through multiple expansion as the stock's valuation discount vanishes.

In analyzing the Company's relative share price performance, we considered five companies: Lithia Motors (LAD); Penske Automotive (PAG); Asbury Automotive (ABG); Group 1 Automotive (GPI); and Sonic Automotive (SAH). While the Board may argue about the validity of the inclusion of any of these companies as comparable, we believe the data supports our belief that this comparable group is appropriate. First, from a subjective standpoint, the comparables all operate in the same industry and have very similar operating models. Second, from a quantitative standpoint, the dispersion of the comparables valuation multiples is relatively low, meaning the market is valuing the businesses similarly. To establish a reference point, we examined the dispersion of the EV / EBITDA multiples of six comparables in the fast-food restaurant industry, an industry that has very similar comparables (Wendy's, Burger King, McDonald's, YumBrands!, Jack in the Box, and Popeyes). We removed Burger King because it is currently involved in a merger transaction and the dispersion (or standard deviation) of EV / EBITDA for the group was 3.2 compared to a standard deviation of 2.2 for the RUSH comparables. This relatively tight dispersion gives us confidence the comparables are legitimate and our analysis is valid.

We examined 3-year and 5-year holding periods[3], and then compared the company's stock and operating performance to the comparables group. The results are predictable in light of the studies we reference above. Over the 3-year holding period, RUSHA returned just over 96% to shareholders while the median of the comparables group returned over 128%. Rush's stock underperformed despite the fact it has grown sales over 89% and EBITDA over 100% during that time frame. Meanwhile, the comparable companies median growth rate of revenues was only 12% and EBITDA 80%. The bottom line is that while Rush bested its competition's operating performance, its stock price (and total return) has lagged behind. The same is true for the 5-year holding period. While stock performance has been similar- RUSHA returned over 236% compared to the comparable companies median total return of 240%, Rush significantly outperformed its peer group with regard to operating performance. Over the period Rush grew sales by 225% (vs. median for comps of 63%) and EBITDA advanced over 681% (compared to comps median growth of 140%). Furthermore, it is clear that Rush trades at a valuation discount:

[2] IRRC Institute, *Controlled Companies in the Standard and Poor's 1500: A Ten Year Performance and Risk Review*. October 2012.
[3] Performance figures taken from FactSet and current as of the date of this letter

ANCORA

	Valuation Metrics		
	EV/EBITDA	P/CF	P/Bk
RUSH	10.71	8.36	1.93
Group	11.9	14.8	2.4
Premium (Discount)	-10%	-44%	-20%

We believe that collapsing the dual class equity structure is the most practical solution to this problem, and it appears the company's charter would not be restrictive. As a significant shareholder of RUSHB shares, we would be willing to give up the excess voting power in exchange for the increased liquidity and share price appreciation we believe the stock would experience. Meanwhile, in addition to the stock price appreciation, RUSHA holders would benefit from the increased relative voting power of their shares. Both shareholder groups would benefit from an increased valuation that, according to the studies cited above, should materialize by eliminating the dual class structure. Because both groups of shareholders would stand to benefit, we encourage the board of directors to endorse our proposal to collapse the share class structure at the next annual meeting.

We are open to exploring alternative remedies (there are several) if eliminating the dual class structure is implausible. We have included references to literature on the subject matter in the Appendix. Thank you.

Regards,



Fred DiSanto
Chief Executive Officer
The Ancora Group

6060 PARKLAND BOULEVARD, SUITE 200 • CLEVELAND, OH 44124 • 216.825.4000 • 216.825.4001 (FAX) • WWW.ANCORA.NET

Appendix

Gompers, Paul A. and Ishii, Joy L. and Metrick, Andrew, "Extreme Governance: An Analysis of Dual-Class Companies in the United States," (May 1, 2008).
Website: http://dx.doi.org/10.2139/ssrn.562511

IRRC Institute, "Controlled Companies in the Standard and Poor's 1500: A Ten Year Performance and Risk Review," October, 2, 2012.
Website: http://irrcinstitute.org/projects.php?project=61

ISS, "The Tragedy of Dual Class Commons," February 13, 2012.
Website: http://online.wsj.com/public/resources/documents/facebook0214.pdf

Council of Institutional Investors position on Dual-Class Stock
Website: http://www.cii.org/dualclass_stock

CalPERS, "Global Principles of Accountable Corporate Governance," pg. 29, 8.3.1, November 14, 2011.
Website: http://www.calpers-governance.org/principles/home

The Canadian Coalition for Good Governance (CCGG), "Dual Class Share Policy," September 2013.
Website:
http://admin.yourwebdepartment.com/site/ccgg/assets/pdf/Dual_Class_Share_Policy.pdf

Parliament of Canada, "Dual-Class Share Structures and Best Practices in Corporate Governance," August 18, 2005.
Website: http://www.parl.gc.ca/Content/LOP/ResearchPublications/prb0526-e.htm

Gladman, Kimberly, "The Dangers of Dual Share Classes," May 21, 2012.
Website: http://blogs.law.harvard.edu/corpgov/2012/05/21/the-dangers-of-dual-share-classes/

<u>Annex B</u>

Form of Dealer Agreements

(as attached)

DEALER SALES AND SERVICE AGREEMENT

BETWEEN

PETERBILT MOTORS COMPANY

AND

____

TABLE OF CONTENTS

ADDENDA

A. PRODUCTS

B. DEALERSHIP LOCATION AND FACILITY STANDARDS

C. OPERATING REQUIREMENTS, PERFORMANCE GOALS AND SALES/SERVICE EVALUATION

D. STATEMENT OF OWNERSHIP AND FINANCIAL AND MANAGEMENT STANDARDS

E. RIGHT OF FIRST REFUSAL

DEALER SALES AND SERVICE AGREEMENT

This is an AGREEMENT between Peterbilt Motors Company ("PETERBILT"), a division of PACCAR Inc, a Delaware corporation, and the principal owners identified in Addendum D and ___________, a corporation (collectively referred to as "DEALER" throughout this AGREEMENT), duly incorporated in the State of Delaware and doing business as ___________________________.

I. INTRODUCTION

A. PURPOSE AND GENERAL OBLIGATIONS. This AGREEMENT provides for the sale and servicing of PETERBILT trucks and tractors ("Vehicles"), and parts and accessories manufactured by or for PETERBILT and/or PACCAR Parts, a division of PACCAR Inc, ("Genuine Parts and Accessories") in a manner that will best serve the interests of PETERBILT, DEALER, other authorized PETERBILT dealers, and owners of Vehicles and Genuine Parts and Accessories (collectively called "PRODUCTS"). PETERBILT has selected its dealers based on their experience and commitment to provide adequate capital, equipment, personnel and facilities to sell and service PRODUCTS in a manner which promotes and maintains customer confidence and satisfaction and protects the reputation of PRODUCTS. Both PETERBILT and DEALER agree to use the highest ethical business standards in dealings with each other and with customers.

B. APPOINTMENT OF DEALER. Subject to the terms of this AGREEMENT, PETERBILT hereby grants DEALER a nonexclusive right to buy PRODUCTS identified in the attached Addendum A, to identify itself as an authorized PETERBILT dealer and to use Trademarks in the promotion, sale and servicing of PRODUCTS. PETERBILT reserves the right to revise Addendum A from time to time. DEALER has paid no fee for this AGREEMENT and no right granted by this AGREEMENT is a property right.

C. LOCATION OF DEALER FACILITY. DEALER will maintain a facility for the sale and servicing of PRODUCTS at Dealer Location(s) identified in Addendum B and in full compliance with all the requirements of Addendum B including identifying the facility with a sign.

D. TERM OF THE AGREEMENT. This AGREEMENT will become effective on ___________ and will continue in effect for a period of Three (3) year(s) to expire on ___________ unless terminated as provided in Article VIII. This AGREEMENT may not be extended or renewed except in writing signed by the General Manager or other authorized employee of PETERBILT.

II. SALE OF PRODUCTS

A. DEALER RESPONSIBILITIES.

1. PRODUCT Sales. DEALER's fundamental obligation under this AGREEMENT is to stock, sell at retail and service the PRODUCTS in the area defined in Addendum C. DEALER agrees that PETERBILT may add new dealers to, relocate dealers in, or make changes to the area defined in Addendum C from time to time. DEALER expressly agrees to develop the sales volume necessary to meet DEALER's PERFORMANCE GOALS identified in Addendum C.

2. DEALER Performance Evaluation. PETERBILT and DEALER will meet periodically, but not less than annually, to evaluate DEALER's sales and service performance in the local market in accordance with the criteria of Addendum C and this AGREEMENT. These criteria include but are not limited to:

a. The achievement of reasonable sales objectives as PETERBILT may establish, and as are set forth in Addendum C;

b. Customer satisfaction with DEALER'S conduct, participation or assistance in sales transactions, as may be determined by PETERBILT through customer opinion polls, personal interviews, letters from customers or otherwise;

c. The relationship of the registrations in the area defined in Addendum C of new PETERBILT Vehicles sold by DEALER to the total registrations in this same period of all new trucks of the same class (for this purpose, trucks of the same class will be those selected by PETERBILT for comparison which shall be generally competitive with PETERBILT Vehicles);

d. DEALER'S performance under subparagraph c above, as compared with the performance of dealers similarly situated and with the national average for all PETERBILT dealers, and with the regional and district averages for all PETERBILT dealers in the region and district to which DEALER is assigned.

e. The trend of DEALER'S sales performance over a period of time;

f. Conditions affecting the market for trucks;

g. DEALER'S participation in sales and promotional programs offered by PETERBILT;

h. DEALER'S inventory and sale of Genuine Parts and Accessories in relation to the population of PETERBILT Vehicles and similar vehicles of the same class in the area defined in Addendum C; and

i. DEALER's participation in, and use of, other programs, products and services offered by PETERBILT or PETERBILT affiliates.

3. Sales Operations and Product Promotion. DEALER agrees to establish and maintain a sales organization in accordance with the requirements for a minimum number of personnel and training certification defined in Addendum C. DEALER agrees to conduct all sales activities in full compliance with PETERBILT's sales directives and to maintain a high standard of ethical sales activity and advertising. Under no circumstances will DEALER solicit or make sales through sub-dealers, agents, or representatives without the prior written consent of PETERBILT. DEALER acknowledges that PETERBILT may sell direct to major customers from time to time. If such sales occur, PETERBILT may compensate DEALER in a manner and an amount to be determined by PETERBILT for the contribution of the DEALER to the sale. DEALER further agrees to the following:

a. In order to maintain the confidence of the public in DEALER and PRODUCTS, DEALER shall use its best efforts to sell each customer PRODUCTS with specifications most appropriate to the customer's application and will not mislead or deceive its customers with respect to the specifications or performance of PRODUCTS.

b. DEALER shall use its best efforts to promote the sale of PRODUCTS in the area defined in Addendum C through systematic contacts with owners and users and prospective owners and users of PRODUCTS, and through such other means as may be specified from time to time by PETERBILT in its directives and suggestions.

c. DEALER shall at all times carry in stock an adequate inventory of unsold new PETERBILT Vehicles not ordered or held for specific customers as may be sufficient to meet the sales potential for PETERBILT Vehicles in the area defined in Addendum C. DEALER shall also at all times carry in stock an adequate inventory of Genuine Parts and Accessories as may be required to meet the sales potential for Genuine Parts and Accessories and the service needs of owners and users of PETERBILT Vehicles in the area defined in Addendum C.

d. In order to further sales of new PETERBILT Vehicles, DEALER will engage in the purchase and sale of customer trade-ins of used heavy-duty vehicles as may be required to effectively compete in the area defined in Addendum C. PETERBILT may from time to time provide DEALER with lists of used heavy-duty vehicles available for sale. DEALER will use its best efforts to market such used heavy-duty vehicles.

4. Sales Reporting. To assist PETERBILT in the evaluation of current market trends, DEALER upon request will deliver a report in a form prescribed by PETERBILT promptly upon delivery of new vehicles to a customer. DEALER will also furnish other market information reasonably requested by PETERBILT from time to time.

5. Purchase Orders. When placing orders for PRODUCTS, DEALER will only use purchase order forms provided by PETERBILT. All orders are subject to acceptance by PETERBILT. No order may be cancelled, except in accordance with PETERBILT's standard policy on order cancellation then in effect. PETERBILT will use its best efforts to fill any orders it has accepted, but will not be obligated to deliver to DEALER any particular number of PRODUCTS over a specific period of time.

6. Prices and Payments. PETERBILT may change prices and terms of sale from time to time. Unless otherwise agreed in writing, payments for Vehicles purchased shall be by medium of payment acceptable to PETERBILT against a wholesale line of credit established by DEALER and expressly approved by PETERBILT as provided for in Addendum D. PETERBILT will invoice DEALER for all PRODUCT purchases in accordance with PETERBILT's standard policy. In accordance with PETERBILT'S credit policy, PETERBILT may place sales of Genuine Parts and Accessories on a payment in advance basis. DEALER's right to return Genuine Parts and Accessories shall be governed by the terms of PETERBILT's parts return policy then in effect.

7. Payment Default. Should DEALER fail to pay for, or should any applicable financing arrangement fail to provide credit for the payment of, any PRODUCTS ordered by DEALER when payment is due, PETERBILT may take any of the actions set forth in Addendum D.

8. Delivery. PETERBILT will select the distribution points, carriers and modes of transportation for delivery of PRODUCTS to DEALER. DEALER will reimburse PETERBILT for delivery, freight, and related costs as set out on PETERBILT's invoice to DEALER. Unless otherwise provided under PETERBILT's warranty procedures, DEALER will file and pursue any claims against any carrier for loss or damage during shipment. PETERBILT will not be liable for delay or failure to fill orders that have been accepted where the failure or delay is the result of any cause beyond PETERBILT's reasonable control, including domestic or foreign laws, governmental actions, war or civil disturbance, acts of God, interruptions of navigation, shipwreck, strikes or other labor troubles, delays of suppliers or carriers.

9. Warranty. DEALER agrees that the only warranties that will be applicable to each new PRODUCT will be the written limited warranty furnished by PETERBILT to the first retail purchaser of the PRODUCTS as it may be revised from time to time. DEALER is not authorized to provide any additional warranties or assume any additional obligations or liabilities on behalf of PETERBILT. DEALER agrees that at the time the customer signs an order, DEALER will explain the warranty to the customer and obtain the customer's signature acknowledging receipt thereof.

10. PRODUCT Alterations. DEALER will not alter any PRODUCT, or change or substitute any of its components as sold by PETERBILT, if it might affect the safe mechanical operation, safety or structural integrity of any PRODUCT.

B. ADVERTISING.

PETERBILT agrees to establish and maintain general advertising and promotion programs for the PRODUCTS. DEALER agrees to actively participate in cooperative advertising programs developed by PETERBILT from time to time for all DEALERS and to follow PETERBILT advertising guidelines in local advertising. DEALER also agrees to promote the purchase of PRODUCTS through DEALER's own advertising and sales promotion activities.

Neither PETERBILT nor DEALER will publish any advertising likely to mislead or deceive the public or impair the good will of PETERBILT or DEALER or the reputation of the PRODUCTS.

III. SERVICE AND PARTS

A. DEALER RESPONSIBILITIES. DEALER agrees to establish and maintain a service and parts organization in accordance with the requirements for a minimum number of personnel with training certification defined in Addendum C. DEALER agrees to take all reasonable steps to provide service and parts for all PRODUCTS, regardless of where purchased, and whether or not under warranty, and to ensure that necessary repairs on PRODUCTS are performed in accordance with the highest professional standards and with the customer's consent.

1. Predelivery Service, Warranty Service, Campaign Inspections. DEALER will perform predelivery service on each new Vehicle, warranty service and recall campaign inspections and service in accordance with PETERBILT procedures then in effect. DEALER will procure special tools and service equipment as may be necessary to meet DEALER's obligations under this paragraph.

2. Reimbursement Rates. PETERBILT agrees to compensate DEALER for all warranty, and campaign inspection work related to recalls, in accordance with PETERBILT procedures and applicable law. Warranty service is provided for the benefit of customers and customers will not be obligated to pay any charges for warranty work, except as required by law.

3. Non-Genuine Parts or Accessories. DEALER has the right to sell, install or use parts or accessories which are not Genuine Parts and Accessories manufactured by or for PETERBILT. However, in cases where DEALER does not sell, install or use Genuine Parts and Accessories, DEALER will only use such other parts or accessories as will not adversely affect the mechanical operation or safety of the PRODUCTS being serviced or repaired, or will be equivalent in quality and design to Genuine Parts and Accessories.

If DEALER uses parts or accessories which are not Genuine Parts and Accessories or are not approved by PETERBILT or the PACCAR Parts division for use in PRODUCTS, DEALER does so at its own risk and PETERBILT will not be responsible to DEALER or to any third party for any products liability, warranty or other claim which may arise as a consequence of the installation and/or use of such parts.

B. ASSISTANCE PROVIDED BY PETERBILT.

1. Customer Lists. PETERBILT may, from time to time, furnish DEALER with a list of potential customers of PRODUCTS located in the area defined in Addendum C. This will enable DEALER to maintain regular and periodic contact with each such customer and make every reasonable effort to sell PRODUCTS. Also, if available, PETERBILT will furnish DEALER with a list of the owners of Vehicles located in areas where such Vehicles could reasonably be brought to the DEALER for service. This will enable DEALER to maintain regular and periodic contact with each such Vehicle owner and make every reasonable effort to see that every owner is satisfied with their Vehicle(s).

2. Sales and Service Training Assistance. PETERBILT periodically will offer general and specialized truck and parts sales, and other service and technical training programs and materials. DEALER agrees that its sales, service and/or parts personnel will participate in these programs. Completion of training programs is required to comply with training standards or recommendations set out in Addendum C.

3. Service Manuals and Materials. PETERBILT agrees to make available to DEALER copies of service manuals and bulletins, publications and technical data as PETERBILT deems necessary for the effective operation of DEALER's service and parts organization. PETERBILT will use its best efforts to make available such data and information before new PRODUCTS are introduced for sale. DEALER agrees to keep these manuals, publications and data current and available for use by its parts and service employees.

4. Field Sales and Service Personnel Assistance. PETERBILT agrees to make available field personnel who will periodically advise DEALER on sales, parts and service related subjects, including fleet sales, product quality, technical adjustment, repair, replacement and sale of PRODUCTS, customer relations, warranty administration, and service and parts merchandising, training and management.

IV. CAPITAL STANDARDS

A. NET WORKING CAPITAL. DEALER agrees to establish and maintain net working capital in accordance with Addendum D. If at anytime DEALER's net working capital falls below the minimum requirements as determined by PETERBILT financial standards for dealership capitalization, DEALER shall take all steps reasonably necessary to meet such minimum capital requirements.

B. OWNERSHIP. Addendum D also sets forth the identity of all DEALER owners and their respective ownership interests in DEALER (called "DEALER PRINCIPAL(S)") and the principal managers, who may or may not have ownership interests (called "OPERATING MANAGER(S)") of DEALER. DEALER acknowledges that this is a personal service contract. The effectiveness of DEALER is ultimately dependent upon the DEALER PRINCIPAL(S) and OPERATING MANAGER(S) who must assume full managerial authority and responsibility for DEALER business. No change in ownership or change in DEALER PRINCIPAL(S) shall be made without first consulting with and obtaining PETERBILT's prior written consent. DEALER also agrees to notify PETERBILT of any changes in OPERATING MANAGER(S). Any change approved by PETERBILT will be contained in a new Addendum D.

V. ACCOUNTS, RECORDS AND REPORTS

A. UNIFORM ACCOUNTING SYSTEM. DEALER agrees to maintain a uniform accounting system designated by PETERBILT, and in accordance with PETERBILT policies, procedures and forms, as amended from time to time. In addition, DEALER will furnish to PETERBILT, by the twentieth of each month, in the manner set forth in the PETERBILT Accounting Manual and in a format and on forms prescribed by PETERBILT, a complete and accurate financial and operating statement covering the preceding month and DEALER's fiscal year-to-date operations. DEALER will also promptly furnish to PETERBILT a copy of any adjusted financial or operating statement prepared by or for DEALER.

B. AUDIT OF DEALER RECORDS. DEALER agrees that PETERBILT will have the right, at all reasonable times and during DEALER's regular business hours, to examine, audit and reproduce all records, accounts and other data relating to the sale and service of PRODUCTS by DEALER. PETERBILT will provide a copy of the report of the examination or audit to DEALER upon request.

C. CONFIDENTIALITY. PETERBILT agrees that it will not provide any data or documents submitted to PETERBILT pursuant to this Article V to any independent third party, unless authorized by DEALER, required by law, or otherwise pertinent to legal proceedings. DEALER agrees that PETERBILT may provide such data to affiliated entities such as PACCAR Financial Corp., provided that such entities have agreed to comply with the terms of this provision governing confidentiality. DEALER also agrees that PETERBILT may use such data or documents to generate composite data which PETERBILT believes will be useful to share with its dealers to assist them in improving operations. Such composite data will not specifically identify any dealer.

VI. TRADEMARKS, SERVICE MARKS AND TRADE NAMES

A. USE BY DEALER. PETERBILT authorizes DEALER to use the trade names, trademarks and logos of PETERBILT (hereinafter "Trademarks"). PETERBILT grants to DEALER the nonexclusive privilege of displaying or otherwise using Trademarks solely in connection with the promotion and sale of PRODUCTS from approved location(s).

DEALER agrees, however, that it will promptly discontinue the display and use of any Trademarks, and will change the manner in which any Trademarks are displayed and used when requested to do so by PETERBILT. DEALER further agrees that it will do nothing to impair the value of or contest PETERBILT's use or ownership of any trademark, design mark, service mark or trade name at any time acquired, claimed or adopted by PETERBILT. In addition, no company owned by or affiliated with DEALER or any DEALER PRINCIPALS may use any Trademarks or PRODUCT name without the prior written consent of PETERBILT.

B. DISCONTINUANCE OF USE. Upon termination, non-renewal or expiration of this AGREEMENT, DEALER agrees that it will immediately discontinue all use of the word "Peterbilt" and the Trademarks, or similar words and cease representing itself as an authorized PETERBILT Dealer. Thereafter DEALER will not use, either directly or indirectly, any Trademarks, trademarks of affiliated companies, or any other similar trademarks in a manner likely to cause confusion or mistake or to deceive the public. In addition, DEALER will promptly remove all PRODUCT signs bearing the word "Peterbilt" or the Trademarks from its facilities at DEALER's sole cost and expense. In the event DEALER fails to comply with its obligations herein within thirty (30) days of termination, non-renewal or expiration, PETERBILT will have the right to enter upon DEALER's premises and remove, without liability, all signs bearing the word "Peterbilt" or using any Trademarks. DEALER will reimburse PETERBILT for any costs and expenses incurred in connection with the enforcement of this paragraph, including reasonable attorney's fees.

VII. DEALER'S REPRESENTATION OF COMPETING LINES

PETERBILT PRODUCTS have traditionally been sold primarily through independently owned dealerships. Representing multiple lines of competing truck manufacturers may create conflicts of interest resulting in inadequate representation of PETERBILT PRODUCTS. Demands on capital, personnel and other limited resources of a dealership may become increasingly difficult to balance when they must be allocated among several competing product lines. For these reasons, DEALER agrees not to enter into a written agreement to sell and service the competitive vehicles of another truck manufacturer without providing at least sixty (60) days prior written notice to PETERBILT so that PETERBILT may evaluate and discuss with DEALER the likely effect of such an action on DEALER, PETERBILT and other PETERBILT dealers. In conducting its evaluation PETERBILT will consider and discuss with DEALER the following:

a. Whether and to what degree the competing line competes with PETERBILT's major product lines;

b. Whether DEALER already represents the competing line with the acceptance or approval of PETERBILT;

c. Whether DEALER's representation of competing lines in another PETERBILT dealer's marketing area is likely to cause competitive injury to that dealer.

d. Whether DEALER's capital, personnel and management resources will be adequate to represent more than one line; and

e. For non-exclusive facilities, whether the facility is adequate to support an additional line.

VIII. TERMINATION OF AGREEMENT

This section explains the circumstances under which the AGREEMENT may be terminated by either party, the procedure to be followed and the consequences of termination. Identifying specific events which could result in termination is intended to reduce the possibility of misunderstandings between PETERBILT and DEALER.

A. TERMINATION BY DEALER. DEALER may voluntarily terminate this AGREEMENT at any time by written notice to PETERBILT. Termination will be effective thirty (30) days after PETERBILT receives such notice unless otherwise mutually agreed in writing.

B. TERMINATION FOR CAUSE.

1. Immediate Termination. PETERBILT will have the right to terminate this AGREEMENT immediately in any of the following situations:

   a. Any misrepresentation to PETERBILT by DEALER or any Owner or DEALER PRINCIPAL in applying for this AGREEMENT or for approval as Owner or DEALER PRINCIPAL of DEALER;

   b. If DEALER, or any Owner, officer, or DEALER PRINCIPAL of DEALER, is convicted of any felony or of any violation of law which in PETERBILT's sole opinion tends to adversely affect the business or interests of DEALER or PETERBILT, or to impair good will associated with the Trademarks;

   c. Submission by DEALER to PETERBILT of: (i) false claims for reimbursement, sales incentives, warranty claims, refunds, rebates or credits; (ii) false financial information, sales reports or other data required by PETERBILT; or (iii) false statements relating to predelivery or warranty service, campaign inspections, servicing, repairing, or maintenance required by PETERBILT;

   d. If DEALER is closed for a period of five (5) consecutive days, except when due to an event beyond DEALER's reasonable control such as acts of God, war or civil disturbance, labor strikes or other labor trouble;

   e. Failure of DEALER to obtain or maintain any license, or the suspension or revocation of any license, necessary for the conduct by DEALER of its business pursuant to this AGREEMENT; or

   f. If DEALER becomes insolvent, as defined by the Uniform Commercial Code, or files any voluntary petition under any bankruptcy law, or executes an assignment for the benefit of creditors, or any petition is filed by any third party to have DEALER declared bankrupt or to appoint a receiver or trustee, or another officer having similar power, and such filing or appointment is not vacated within thirty (30) days or there is any levy under attachment or execution or similar process which is not vacated or removed by payment or bonding within ten (10) days.

   g. Any attempted or actual sale, transfer or assignment by DEALER of this AGREEMENT, ownership interests in the DEALER, or any of the rights granted DEALER under this AGREEMENT, or any attempted or actual transfer, assignment or delegation by DEALER of any of the responsibilities assumed by it under the AGREEMENT, including but not limited to removal, withdrawal or change of Owner or DEALER PRINCIPAL, without the prior written consent of PETERBILT;

2. Termination Upon Sixty (60) Days Notice. If any of the following events has occurred and PETERBILT determines that the matter may require termination of this AGREEMENT, PETERBILT will so advise DEALER in writing. If DEALER does not correct the condition within thirty (30) days after notice is sent, PETERBILT will have the right to terminate this AGREEMENT upon an additional sixty (60) days notice, subject to DEALER's right to arbitrate under Article IX. Events which may result in such termination include:

   a. The conduct, directly or indirectly, of DEALER's operations from a facility other than a facility and location specifically approved in Addendum B, without the prior written consent of PETERBILT;

b. Any sale or transfer, by operation of law or otherwise, of any of the location(s) approved in Addendum B or of substantially all of the assets required in the conduct of DEALER's operations, without the prior written consent of PETERBILT;

c. Any dispute, disagreement or controversy between or among Owners, DEALER PRINCIPALS, officers or managers of DEALER which, in the sole opinion of PETERBILT, adversely affects the operations, management, reputation or business interests of DEALER or PETERBILT or the reputation of PETERBILT's PRODUCTS;

d. Any refusal to permit PETERBILT to examine or audit DEALER's accounts and records as provided in Article V upon receipt by DEALER of written notice from PETERBILT requesting such permission or information;

e. Repeated failure of DEALER to furnish timely sales or financial information and related data;

f. Failure of DEALER to establish or maintain required net working capital or adequate wholesale credit lines;

g. Failure of DEALER to pay PETERBILT for any PRODUCTS in accordance with the terms and conditions of sale;

h. Failure of DEALER to accept an amended form of the AGREEMENT or renewal within thirty (30) days after its presentation to DEALER if the AGREEMENT is substantially the same as offered and accepted by a substantial majority of PETERBILT dealers or if any applicable law or regulation, or any new interpretation thereof indicates that a change in any of the provisions of the AGREEMENT is necessary or desirable;

i. Entry by DEALER into a written agreement to sell and service vehicles for another truck manufacturer at an exclusive facility identified in Addendum B;

j. Other than performance failures set out below in Article VIII.B.3, any other failure to comply with material provisions of the AGREEMENT and/or minimum standards set forth in Addenda to the AGREEMENT.

3. Termination For Failure of Performance on Ninety (90) Days Notice. If, upon evaluation of DEALER's performance pursuant to Addenda B and C, PETERBILT determines that DEALER has failed to perform adequately its sales responsibilities or to provide adequate facilities, PETERBILT will review promptly with DEALER the nature and extent of such failure(s). PETERBILT will notify DEALER in writing of DEALER's failure of performance and will grant DEALER one hundred eighty (180) days from the date of such notice to correct such failure(s). If DEALER fails or refuses to correct such failure(s) or has not made substantial progress towards remedying such failure(s) at the expiration of such period, PETERBILT may terminate this AGREEMENT upon ninety (90) days notice.

4. Termination Based on Market Withdrawal. This AGREEMENT will terminate upon the effective date of PETERBILT's ceasing to manufacture or sell PRODUCTS subject to any notice requirements under applicable federal or state laws.

5. Termination Upon Death or Incapacity. PETERBILT will have the right to terminate this AGREEMENT in the event of the death or incapacity of any Owner or DEALER PRINCIPAL identified in Addendum D, upon ninety (90) days written notice to DEALER. Notwithstanding its right to terminate under this paragraph 5, PETERBILT agrees to permit succession to majority ownership or DEALER PRINCIPAL by any person provided they are approved as an Owner or DEALER PRINCIPAL by PETERBILT in accordance with the then current policies and procedures of PETERBILT. Provided DEALER is not then in default under any of the provisions of this Article VIII, Company also will grant DEALER one hundred eighty (180) days from the date of such death or incapacity to submit a succession plan for PETERBILT's approval.

C. EFFECTIVE DATE OF TERMINATION. If any period of notice of termination required under this Article VIII is less than that required by applicable law, the period of notice required will be deemed to be the minimum period required by such law.

D. EFFECT OF TERMINATION.

1. The Right to Purchase PRODUCTS. Upon sending any notice of termination, expiration or non-renewal, PETERBILT will have no further obligation to sell and DEALER will have no right to purchase any PRODUCTS. Any decision to permit DEALER to purchase PRODUCTS thereafter will be in PETERBILT's sole discretion and will not be construed as a waiver of the termination or a renewal, extension or continuation of this AGREEMENT. Upon the expiration or prior termination of this AGREEMENT, PETERBILT will have the right to cancel any and all pending requests by DEALER to purchase PRODUCTS and any shipments scheduled for delivery to DEALER.

2. Repurchase of PRODUCTS.

a. PETERBILT's Obligations. Upon expiration, non-renewal or termination of this AGREEMENT, PETERBILT will repurchase from DEALER the following PRODUCTS which DEALER initially purchased from PETERBILT or from a source designated by PETERBILT:

(i) New, unused, unmodified and undamaged current model PETERBILT Vehicles then in DEALER's inventory. The repurchase price will be the original purchase price paid by DEALER, less all prior refunds or other allowances made by PETERBILT to DEALER with respect to the original purchase (and less standard freight charges).

(ii) New, unused and undamaged Genuine Parts and Accessories then in DEALER's inventory which are in good and saleable condition, provided that they are listed in the then current PETERBILT Dealer Parts Price List. The prices for such Genuine Parts and Accessories will be the prices last established by PETERBILT for dealers in the area in which DEALER is located (less standard re-stocking and freight charges).

(iii) Tools and equipment required by PETERBILT and then owned by DEALER especially designed for servicing PETERBILT Vehicles. The purchase prices for tools and equipment will be the price paid by DEALER less appropriate depreciation or such other price as the parties may negotiate.

PETERBILT shall have no obligation to repurchase PRODUCTS as provided herein in the event DEALER and PETERBILT agree to renew this AGREEMENT.

b. DEALER's Responsibilities. DEALER's right to reimbursement under Article VIII.D.2.a is contingent upon the following:

(i). Within thirty (30) days after the date of expiration or the effective date of termination of this AGREEMENT, DEALER will request PETERBILT in writing to purchase the qualifying inventory and tools and will provide PETERBILT with a detailed and accurate list of such inventory and tools. After receiving the list, PETERBILT may, in its discretion, enter upon DEALER's premises to verify the inventory and tools as qualifying under Article VIII.D.2.a.

(ii) DEALER agrees to execute and deliver to PETERBILT instruments satisfactory to PETERBILT conveying good and marketable title to the inventory and tools as PETERBILT may require. If such property is subject to any lien or charge of any kind, DEALER agrees to secure the discharge and satisfaction thereof prior to the repurchase of the inventory and tools.

(iii) DEALER agrees to allow PETERBILT to remove, at its own expense, all signage bearing PETERBILT Trademarks before DEALER is eligible for payment hereunder.

c. Payment by PETERBILT. PETERBILT will make payment for all repurchased items as soon as practicable upon DEALER's compliance with the obligations set forth in Article VIII.D.2.b, above. Any amount due DEALER at termination shall be fully subject to set-off against any amounts owed PETERBILT by DEALER.

IX. VOLUNTARY ARBITRATION OF DISPUTES

In order to encourage DEALER and PETERBILT to resolve disputes in an efficient and inexpensive manner, DEALER and PETERBILT may mutually agree that any disputes, protests, controversies or claims, whether for damages, stays of action or otherwise, ("Disputes"), may be resolved by arbitration. If DEALER and PETERBILT agree to arbitrate a Dispute, it shall be subject to arbitration under the following procedures:

A. FILING CLAIM. Unless otherwise agreed, arbitration may be initiated by DEALER filing a written request therefor no later than sixty (60) days after PETERBILT and DEALER have agreed to resolve the Dispute by arbitration. DEALER's written request to arbitrate, together with the appropriate filing fee, shall be filed by DEALER with the Office of the American Arbitration Association located nearest to the DEALER, which shall then become the site of the arbitration proceedings, unless otherwise agreed between the parties. The arbitration request should state clearly and completely the nature of DEALER's claim and its basis, the amount involved, if any, and the remedies sought.

B. EXCLUSIVE REMEDY. Unless the parties specifically agree otherwise at the time they elect to arbitrate the Dispute, arbitration shall be the sole and exclusive remedy of DEALER for that Dispute, and the decision and award of the arbitrator shall be final and binding on both parties. At DEALER's request, PETERBILT will agree to mediation of the Dispute prior to binding and final arbitration.

C. PROCEDURES. The arbitration and/or mediation will be conducted in accordance with the Commercial Rules of the American Arbitration Association then in effect (hereinafter referred to as the "Commercial Rules"), except as modified by mutual agreement of the parties, and in compliance with the United States Arbitration Act (9 U.S.C. Section 1, et. seq.).

D. CHOICE OF ARBITRATOR. Unless the DEALER at its option requests three (3) arbitrators, the arbitration shall be heard by a single arbitrator mutually agreeable to the parties, who, unless the parties agree otherwise, shall be an attorney at law admitted to practice for at least ten (10) years with substantial commercial experience and selected from a panel of American Arbitration Association arbitrators. If the parties fail to reach agreement within fifteen (15) days of the DEALER's request to arbitrate, an arbitrator (or three arbitrators, if the DEALER so elects) meeting these qualifications shall be named by the American Arbitration Association from such panel in accordance with the Commercial Rules, provided that the arbitrator(s) selected shall not have previously provided legal representation in litigation between motor vehicle manufacturers and motor vehicle dealers.

E. ARBITRATOR'S AWARD. If the arbitrator finds that PETERBILT has acted in accordance with provisions of this AGREEMENT, the standards set forth in 15 U.S.C. Sections 1221-1225 (the "Dealer's Day in Court Act"), and any applicable federal, state or local law, the arbitrator shall render an award in favor of PETERBILT. If the award in favor of PETERBILT relates to termination or nonrenewal of this AGREEMENT, the termination or nonrenewal shall be expressly recognized by DEALER as having been made without breach by PETERBILT of the AGREEMENT, the Dealer's Day in Court Act, or any applicable federal, state or local law. The termination or nonrenewal shall then become effective on the date of the award. If the arbitrator renders an award in favor of DEALER relating to a Dispute involving termination, PETERBILT's notice of termination shall be void and shall not be deemed to constitute a breach of this AGREEMENT. The arbitrator shall not have the authority to award punitive damages for any Dispute or to impose remedies unavailable in a court of law. The decision and award of the arbitrator shall be conclusive as to all matters within the arbitrator's jurisdiction in all other proceedings between parties, their successors or assigns, and judgment upon the award may be entered in any Court of competent jurisdiction.

F. PAYMENT OF FEES. The parties agree to compensate the arbitrator commensurate with the professional standing of the arbitrator and in accordance with the Commercial Rules. The compensation of the arbitrator, the administrative fees and charges of the American Arbitration Association, and the other expenses of the arbitration shall be borne equally by the parties and each party shall bear its own legal fees, provided that in all cases in which the DEALER is entitled to recovery of its legal fees under applicable state or federal law, PETERBILT shall pay such fees.

G. TIME PERIOD. Unless PETERBILT and DEALER specifically agree to the contrary, and subject to the Commercial Rules and the procedures of the American Arbitration Association, the arbitration hearing shall be concluded not more than one hundred and eighty (180) days after the date of DEALER's written request to arbitrate.

X. DEFENSE AND INDEMNIFICATION BY PETERBILT

PETERBILT will assume the defense of DEALER and agrees to indemnify and hold DEALER harmless in any legal proceeding naming DEALER as a defendant and involving any PRODUCT when the proceeding involves allegations of: breach of warranty, or a defect in manufacture or design; provided that PETERBILT has available sufficient evidence to support the conclusion that DEALER has not done or failed to do any act which would provide an independent basis for any allegations of liability against DEALER. DEALER agrees to cooperate fully in developing the facts necessary for defense of the lawsuits whether or not DEALER remains a party. The obligations of the parties set forth in this Article X shall survive the termination of this AGREEMENT.

XI. MISCELLANEOUS PROVISIONS

A. ENTIRE AGREEMENT. This AGREEMENT and Addenda constitute the entire AGREEMENT made by the parties and cancels and supersedes any and all previous agreements relating to the subject matters covered herein.

B. AMENDMENT. No amendment of any portion of this AGREEMENT will be valid or binding unless approved in writing by an authorized representative of each of the parties.

C. COLLATERAL ASSIGNMENT. DEALER may not pledge, assign, hypothecate, or grant a security interest in, this AGREEMENT or DEALER's right, title or interest therein.

D. SEVERABILITY. If any term or provision of this AGREEMENT is adjudged by any court or government agency to be invalid, void or unenforceable, such term or provision will be deemed deleted from this AGREEMENT and the remaining provisions thereof will continue in full force and effect.

E. GOVERNING LAW. This AGREEMENT will be governed and construed according to the laws of the state in which DEALER is located. To the extent a valid law of any jurisdiction requires any obligations or rights under this AGREEMENT to be exercised other than in accordance with this AGREEMENT, the rights and obligations shall be exercised in accordance with such law. All provisions of this AGREEMENT shall be construed in light of this paragraph.

F. WAIVERS. Any failure of either party at any time to require performance by the other party of any provision herein will not be deemed to be a waiver by such party of any subsequent breach or violation of the same or any other provision.

G. NOTICES. Any notice required to be given by either party to the other under or in connection with this AGREEMENT will be in writing and delivered personally or by certified mail, return receipt requested and will be effective from the date of receipt.

H. NEW AND SUPERSEDING DEALER AGREEMENTS. In the event any new and superseding form of this AGREEMENT is offered by PETERBILT to all authorized PETERBILT dealers at any time prior to the expiration of the term of this AGREEMENT, and a substantial majority (no fewer than sixty-five percent (65%) of PETERBILT dealers) accept it, PETERBILT may, by written notice to DEALER, terminate this AGREEMENT and replace it with a new AGREEMENT in the new and superseding form for a term not less than the then unexpired term of this AGREEMENT. In that event, such termination shall be effective, without further notice, upon the earlier of: (1) execution of a new and superseding form of this AGREEMENT by DEALER; or (ii) thirty (30) days after a new AGREEMENT is offered and sent to DEALER for execution.

I. INDEPENDENT ENTITY. DEALER is not PETERBILT's agent in any respect and has not been granted any express or implied authority to incur obligations or make representations binding upon PETERBILT.

By their signatures hereto, PETERBILT and DEALER agree to abide by the terms and conditions of this AGREEMENT in good faith and for their mutual benefit.

________	PETERBILT MOTORS COMPANY
By: ______________________	By: ______________________
W.M. Rush II	Nicholas P. Panza
Title: Chairman & CEO	Title: General Manager
Date: ___________	Date: October 5, 1997

50839214.2

ADDENDUM A
PRODUCTS

Effective ________________, DEALER has a non-exclusive right to buy the following Vehicles:

Heavy Duty Models 320, 362, 357, 377, 378, 379, 385 and Medium Duty Model 330

trucks/tractors bearing the name "Peterbilt" and Genuine Parts and Accessories consisting of new parts, components and accessories manufactured by or for PETERBILT and/or the PACCAR Parts division of PACCAR Inc, designed primarily for use on such Vehicles (the Vehicles and their Genuine Parts and Accessories are referred to in the Dealer Sales and Service Agreement collectively as "PRODUCTS").

This Addendum shall remain in full effect until superseded by a new Addendum A furnished DEALER by PETERBILT. This Addendum A cancels and supersedes any previous Addendum A.

PETERBILT MOTORS COMPANY

By: ______________________________
Nicholas P. Panza
Title: General Manager

Date: October 5, 1997

50839214.2

ADDENDUM B
DEALERSHIP LOCATION AND FACILITY STANDARDS

______________.

PETERBILT has entered into this Agreement in reliance upon DEALER's representation that it will establish and maintain DEALER facilities and operations only at the following location(s) identified in this Addendum:

Main: ______________	Exclusive Heavy Duty:	Yes
I__________________	Exclusive Medium Duty:	Yes
	Facility Type:	Full Service

Moreover, it is the mutual desire of DEALER and PETERBILT that DEALER's facilities reflect a premium image and distinctive appearance consistent with all other duly authorized PETERBILT dealers. DEALER agrees that the facilities will at all times be in compliance with standards set forth in this Addendum, as amended from time to time.

DEALER further agrees to the following:

1. Operating Hours. DEALER will maintain its DEALER operations open for business during 5.5 days per week and 16 hours per day which are customary and lawful for truck dealers where DEALER is located.

2. Signs. Subject to applicable law, DEALER will erect and maintain at the DEALER location(s), at DEALER's expense, standard product and service signs owned by PETERBILT, as well as such other signs authorized by PETERBILT as are necessary to identify the DEALER Operations effectively and as recommended by PETERBILT. DEALER shall in no way alter or modify the signs without obtaining prior written approval from PETERBILT.

3. Computer Systems. DEALER will acquire, install, maintain and upgrade at DEALER's sole expense, standardized electronic data processing systems, business systems, communication systems and appropriate software compatible with PETERBILT's systems. The computer terminals for the system will be installed and maintained by DEALER at location(s) identified herein. Furthermore, DEALER will use the systems in accordance with PETERBILT's instructions.

4. Evaluation of DEALER Facilities. PETERBILT will periodically evaluate DEALER's facilities in accordance with the terms of this Addendum. PETERBILT will provide DEALER with a written evaluation.

DEALER will maintain a facility which will reflect favorably upon and preserve the goodwill of DEALER, PETERBILT and all other PETERBILT dealers and which will meet PETERBILT's current minimum facilities standards as to size, cleanliness, appearance, features, Peterbilt signage and corporate identity. DEALER shall use the Peterbilt name in its legal name and/or a dba in a manner or form subject to PETERBILT's prior approval. At such time as sales show the requirement for additional facilities within the geographic area used by PETERBILT to establish DEALER's sales quotas for Vehicles and Genuine Parts and Accessories, DEALER may be expected to establish outlets in additional locations with the prior written approval of PETERBILT.

It is agreed that each facility shall meet the following minimum standards:

(1) At least 20 service bays adequate for servicing heavy-duty trucks.
(2) 10,040 square feet for parts storage with adequate racking of which 800 square feet will be used for visual display.
(3) Adequate tools for heavy equipment maintenance including the following : N/A.

For facilities designated as "exclusive" in this Addendum, DEALER agrees that the facility will be dedicated to selling and servicing PETERBILT PRODUCTS and DEALER acknowledges that PETERBILT has entered into this AGREEMENT in reliance on DEALER's representation to provide and maintain an exclusive facility which will not be used by DEALER to represent competitive truck manufacturers.

For nonexclusive facilities approved by PETERBILT, DEALER recognizes that if it engages in other business activities in the facilities and/or on the DEALER location(s), the facilities necessary for the sale and servicing of PRODUCTS may be adversely affected. For these reasons, DEALER agrees that it will not substantially modify, relocate, change the usage of, reduce or expand the DEALER location(s) or the facilities without PETERBILT's prior approval.

All changes in the DEALER location(s) and facilities that may be agreed upon by DEALER and PETERBILT pursuant to this Addendum shall be reflected in a new Addendum B which supersedes and cancels the existing Addendum B.

____

By: ____________________________
W.M. Rush II
Title: Chairman & CEO
Date: October 5, 1997

PETERBILT MOTORS COMPANY

By: ____________________________
Nicholas P. Panza
Title: General Manager

Date: October 5, 1997

50839214.2

ADDENDUM C

OPERATING REQUIREMENTS, PERFORMANCE GOALS AND SALES/SERVICE EVALUATION

OPERATING REQUIREMENTS. DEALER agrees to meet the following minimum operating requirements to order, sell, and service PETERBILT Vehicles. DEALER will:

1. Employ at all times a minimum of 10 qualified salesperson(s) who have completed the training required to sell Vehicles and also employ a minimum of 10 qualified and trained salespeople to sell other PRODUCTS.

2. Maintain a minimum inventory of at least 8 new and unused PETERBILT Heavy Duty Vehicles and 2 new and unused PETERBILT Medium Duty Vehicles in stock or on order for stock.

3. Employ at all times a minimum of 20 qualified service personnel who have sufficient training to perform routine diesel truck maintenance and overhaul procedures.

4. Purchase and maintain the recommended inventory of special tools necessary for servicing the PETERBILT Vehicles.

5. Purchase and maintain a minimum parts inventory of PETERBILT Genuine Parts and Accessories. The anticipated investment for these parts is approximately $1,300,000. Inventory records will be maintained and available to support this requirement.

Where this Dealer Sales and Service Agreement covers multiple locations, minimum operating requirements for each location may be set forth in an attachment to this Addendum.

PERFORMANCE GOALS, SALES AND SERVICE EVALUATIONS. PETERBILT will evaluate DEALER's sales and service performance periodically and agrees to review such evaluations with DEALER so that DEALER may take prompt action if necessary to improve its sales and service performance. PETERBILT will provide DEALER with a copy of such evaluation. PETERBILT will evaluate DEALER's performance based on criteria set forth in Article II.A.2. of the Dealer Sales and Service Agreement and this Addendum C, including but not limited to:

1. Achievement of fair and reasonable PERFORMANCE GOALS as PETERBILT may establish at its discretion;
2. The trend of DEALER's sales and service performance over a reasonable period of time;
3. The manner in which DEALER has conducted its sales and service operations, including advertising, sales promotions and customer relations.

IT IS AGREED THAT DEALER'S PERFORMANCE GOALS FOR 2000 ARE:

HEAVY DUTY VEHICLES	2212
MEDIUM DUTY VEHICLES	360
PARTS	TBD

These performance goals are established in reliance on the DEALER's commitment to promote maximum sales in the non-exclusive area consisting of the following counties in the State of __________:

For Medium Duty products these performance goals are established in reliance on the DEALER'S commitment to promote maximum sales in the non-exclusive area consisting of _________ county _________.

Upon providing DEALER one hundred and eighty (180) days prior written notice, PETERBILT may in its sole discretion alter the area described above at any time by written notice to DEALER and/or appoint additional dealers in the area without altering the area.

DEALER may sell outside this area and other PETERBILT dealers may sell into the area from approved locations. If PETERBILT uses this area in part or in whole to establish performance goals for another

PETERBILT dealer, the performance goals established for DEALER in this AGREEMENT shall be adjusted accordingly.

In addition, DEALER agrees to take the following actions in the time period stated below in order to improve dealership operations:

ACTION	COMPLETION DATE

General: DEALER agrees the following counties will be deleted from DEALER's area of primary marketing responsibility at the sole discretion of PETERBILT to establish a Central Texas primary marketing area: Anderson, Brazos, Freestone, Houston, Leon, Madison, and Robertson.

____

By: ______________________________
W.M. Rush II
Title: Chairman & CEO
Date: January 4, 2000

PETERBILT MOTORS COMPANY

By: ______________________________
Nicholas P. Panza
Title: General Manager

Date: January 4, 2000

50839214.2

ADDENDUM D
STATEMENT OF OWNERSHIP AND FINANCIAL AND MANAGEMENT STANDARDS

STATEMENT OF OWNERSHIP AND MANAGEMENT. This Addendum is executed effective as of __________________ pursuant to Articles I and IV of the Agreement. PETERBILT enters into the Agreement in reliance upon personnel qualifications, representations and present financial condition of the persons identified below and upon DEALER's assurances that the following persons and only the following persons will be the owners of DEALER.

Name	Title	Percent Ownership
Rush Enterprises, Inc. *a Public Owned Corporation		100%

DEALER recognizes that the effective performance of its obligations require that experienced DEALER management be actively involved in DEALER operations at all times. PETERBILT enters into this DEALER Sales and Service Agreement in reliance upon the qualifications of to participate actively in the daily operation and management of DEALER and upon DEALER's assurance that such person(s), and no other person(s), will at all times function as DEALER PRINCIPAL(S) and/or OPERATING MANAGER(S) and be considered as the individual(s) with complete authority to make all decisions on behalf of DEALER with respect to DEALER's operations.

NET WORKING CAPITAL. DEALER agrees to establish and maintain actual net working capital in an amount not less than the minimum net working capital requirements as determined by PETERBILT financial standards for dealership capitalization. DEALER further agrees to invest or obtain additional funds within a reasonable period of time to meet such minimum net working capital requirements.

WHOLESALE CREDIT. DEALER recognizes that in order to operate successfully, it must maintain flooring lines of credit adequate to meet its ongoing obligations. Accordingly, DEALER agrees to obtain, maintain and increase as PETERBILT may require, adequate flooring and lines of credit from reputable financial institution(s) or other credit source expressly approved by PETERBILT.

DEFAULT IN PAYMENT. Should DEALER when payment is due fail to pay for, or fail to obtain financing to pay for, any PRODUCTS ordered by DEALER, PETERBILT may, with respect to any such PRODUCTS, take any of the following actions:

(a) Store them at the sole risk and expense of DEALER;
(b) Cause them to be shipped elsewhere (including returning the same to PETERBILT) at DEALER's expense, including expenses for storing, handling, and shipping; or
(c) Sell them directly to any other PETERBILT dealer or other party, all expenses or losses occasioned thereby to be borne by DEALER.

FINANCIAL MANAGEMENT PERSONNEL ASSISTANCE. PETERBILT agrees to make available field personnel who will periodically advise DEALER on subjects relating to financial management of DEALER.

OTHER FINANCIAL STANDARDS. DEALER agrees to comply with all other PETERBILT financial standards, including changes or additions thereto, published by PETERBILT from time to time. PETERBILT agrees that DEALER will have a reasonable period of time to comply with changes or additions to PETERBILT financial standards.

____

By: ______________________________
W.M. Rush II
Title: Chairman & CEO
Date: October 5, 1997

PETERBILT MOTORS COMPANY

By: ______________________________
Nicholas P. Panza
Title: General Manager

Date: October 5, 1997

50839214.2

ADDENDUM E
RIGHT OF FIRST REFUSAL

This Addendum to the Dealer Sales and Service Agreement between PETERBILT and DEALER is entered into as of the date set forth below.

WHEREAS, DEALER desires to have PETERBILT provide assistance in identifying potential buyers in the event DEALER decides to sell its business, or any branch thereof (and DEALER has not otherwise entered into an agreement with PETERBILT governing succession); and

WHEREAS, PETERBILT desires to have an option to purchase and a right of first refusal in the event DEALER decides to sell its business, or any branch thereof;

NOW, therefore, in consideration of the promises and mutual covenants of the parties hereinafter set forth, it is agreed as follows:

1. DEALER shall give PETERBILT notice in writing before undertaking any efforts to sell the dealership. The notice will contain a description of the assets to be sold, the proposed selling price, and other terms relevant to the sale. Upon request, PETERBILT agrees to provide assistance to DEALER in locating buyer candidates acceptable to both PETERBILT and DEALER, although DEALER shall independently negotiate any buy/sell agreement. PETERBILT also agrees to make best efforts to conditionally approve potential buyers to facilitate DEALER'S negotiations. Upon conditionally approving a specific buyer, PETERBILT will waive its right of first refusal as to that buyer.

2. In the event PETERBILT refuses to approve DEALER's proposed transfer or sale of any ownership interest in the dealership, PETERBILT shall have under Paragraph 4 herein, the right of first refusal in the event the DEALER has entered into a written buy/sell agreement or, under Paragraph 5 herein, an option to purchase the dealership assets, including any leasehold interest or realty, if the DEALER has not yet entered into such an agreement.

3. If PETERBILT intends to exercise its right of first refusal and/or option to purchase the dealership, it must so advise DEALER in writing of its decision within thirty (30) days of receiving the DEALER'S written request for approval of sale or transfer to a bona fide buyer identified in DEALER's request. DEALER agrees that PETERBILT shall have the right to assign its right to exercise its option to purchase or right of first refusal to any third party it may select and PETERBILT hereby guarantees the full payment of the purchase price by such assignee.

4. If PETERBILT has refused to approve the transfer or sale of DEALER'S ownership or assets and DEALER has entered into a bona fide arms length written agreement governing such transfer or sale, PETERBILT'S right under this paragraph shall be a right of first refusal, permitting PETERBILT to assume the buyer's rights and obligations under such written agreement. The purchase price and other terms of sale shall be those set forth in such agreement and any related documents. PETERBILT may request and DEALER agrees to provide any and all supporting documents relating to the transfer or sale which PETERBILT may require to assess the bona fides of the agreement. Refusal to provide such documentation or to state that no such documents exist shall create the presumption that the buy/sell agreement is not a bona fide agreement.

5. If PETERBILT has refused to approve the transfer or sale of DEALER'S ownership or assets and DEALER has not entered into a bona fide arms length written agreement governing such transfer or sale, then PETERBILT shall have the option to purchase the principal tangible and intangible assets of DEALER used in the dealership operations, including real estate and/or leasehold interest, and to terminate the Dealer Sales and Service Agreement. The purchase price for the dealership shall be the fair market value of the business as negotiated by the parties.

IN WITNESS WHEREOF, the parties have executed this Addendum as of the date set forth below.

____

By: ______________________________
W.M. Rush II
Title: Chairman & CEO
Date: October 5, 1997

PETERBILT MOTORS COMPANY

By: ______________________________
Nicholas P. Panza
Title: General Manager

Date: October 5, 1997

50839214.2

<u>Annex C</u>

Amendment to Form of Dealer Agreements

(as attached)

AMENDED AND RESTATED
AMENDMENT TO DEALER SALES AND SERVICE AGREEMENTS

This Amended and Restated Amendment to Dealer Sales and Service Agreement (this "AMENDMENT") is entered into effective as of December19, 2012, between Peterbilt Motors Company, a division of PACCAR Inc, a Delaware corporation ("PETERBILT"), Rush Truck Centers of Texas, LP, a Texas Limited Partnership ("Rush Texas"), Rush Truck Centers of California, Inc., a Delaware corporation ("Rush California"), Rush Truck Centers of Oklahoma, Inc., a Delaware corporation ("Rush Oklahoma"), Rush Truck Centers of Arizona, Inc., a Delaware corporation ("Rush Arizona"), Rush Truck Centers of New Mexico, Inc., a Delaware corporation ("Rush New Mexico"), Rush Truck Centers of Colorado, Inc., a Delaware corporation ("Rush Colorado"), Rush Truck Centers of Florida, Inc., a Delaware corporation ("Rush Florida"), Rush Truck Centers of Alabama, Inc., a Delaware corporation ("Rush Alabama"), Rush Truck Centers of Tennessee, Inc., a Delaware corporation ("Rush Tennessee"), and Rush Truck Centers of North Carolina, Inc., a Delaware corporation ("Rush North Carolina") (Rush Texas, Rush California, Rush Oklahoma, Rush Arizona, Rush New Mexico, Rush Colorado, Rush Florida, Rush Alabama, Rush Tennessee, and Rush North Carolina collectively, the "Companies" and individually, a "Company"). Capitalized terms used herein but not defined herein have the respective meaning given them in the Dealer Sales and Service Agreements (as defined below).

RECITALS

PACCAR is a party to certain Dealer Sales and Service Agreements (individually, a "Dealer Sales and Service Agreement" and, collectively, the "Dealer Sales and Service Agreements"), with each of the Companies pursuant to which each Company was granted Peterbilt dealership(s) in the territories specified in each Dealer Sales and Service Agreement. The Dealer Sales and Service Agreements currently in effect are set forth on Exhibit A.

PACCAR, Rush Enterprises, Inc. ("Rush"), and the Companies amended the Dealer Sales and Service Agreements by an Amendment to Dealer Sales and Service Agreements dated October 5, 2000.

PACCAR, Rush Enterprises, Inc. ("Rush"), and the Companies amended the Dealer Sales and Service Agreements by an Amended and Restated Amendment to Dealer Sales and Service Agreements dated June 15, 2006 (the "June 15, 2006 Amendment").

PACCAR, Rush and the Companies desire that this Amendment supersede and replace the June 15, 2006 Amendment and to have this Amendment apply to all Dealer Sales and Service Agreements currently in effect between Peterbilt and the Companies, any and all extensions, amendments and renewals to such Dealer Sales and Service Agreements (collectively, "Renewal Agreements") and all future Dealer Sales and Service Agreements (collectively, "Future Agreements") entered into between PETERBILT and the Companies.

AGREEMENTS

In consideration of the foregoing premises and of the mutual promises contained herein and for $10.00 and other good and valuable consideration, the adequacy, receipt and sufficiency of which are hereby acknowledged, the parties hereto agree that (a) this Amendment shall supersede and replace the June 15, 2006 Amendment and (b) the Dealer Sales and Service Agreements shall be amended by this Amendment as follows:

1. Article IV.B of each of the Dealer Sales and Service Agreements shall be deleted in its entirety and shall be replaced with the following:

   B. Ownership: Addendum D also sets forth the identity of the persons who have been approved by PETERBILT to have, with their respective associates, the principal beneficial ownership interest (in the aggregate no less than 22% of the voting power of the outstanding shares of capital stock) in Rush Enterprises, Inc., the parent of DEALER (called "DEALER PRINCIPAL(S)"), and the principal managers of DEALER or its parent who may or may not have ownership interests (called "OPERATING MANAGER(S)"). Addendum D shall not be amended unless such amendment is in writing and signed by the parties hereto.

   DEALER shall have the right to assign its rights and obligations under this AGREEMENT to any entity so long as the majority of the capital stock entitled to vote on the election of directors of such entity or its parent (as defined in Rule-405 under the Securities Act of 1933, as amended) is beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) in the aggregate by Rush Enterprises, Inc. or the DEALER PRINCIPAL(S) and their respective associates (as defined in Rule 12b-2 under the Securities Exchange Act of 1934).

2. Article VIII.B.1.g of each of the Dealer Sales and Service Agreements shall be deleted in its entirety and replaced with the following:

   g. If (i) the DEALER PRINCIPAL(S) identified in Addendum D and their respective associates in the aggregate beneficially own less than 22% of the voting power of the outstanding shares of capital stock entitled to vote on the election of directors of Rush Enterprises, Inc. (or any successor thereto), or (ii) any "person" (as that term is defined under the Securities Exchange Act of 1934, as amended) other than DEALER PRINCIPAL(S) and their respective associates, or any person who has been approved in writing by PETERBILT, either (x) owns a greater percentage of the voting power of the outstanding shares of capital stock entitled to vote on the election of directors of Rush Enterprises, Inc. (or any successor thereto) than DEALER PRINCIPAL(S) and their respective associates in the aggregate, or (y) any person other than W. Marvin Rush, W.M. "Rusty" Rush, Robin M. Rush or any person who has been approved in writing by PETERBILT holds the office of Chairman of the Board, President or Chief Executive Officer of Rush Enterprises, Inc. (or any successor thereto) or (iii) Rush Enterprises, Inc. (or any successor thereto) is not DEALER or, directly or indirectly, the 100% owner of DEALER.

3. Article VIII.B.5 of each of the Dealer Sales and Service Agreements shall be deleted in its entirety.

4. Article XI.C of each of the Dealer Sales and Service Agreements shall be deleted in its entirety and replaced with the following:

   C. Collateral Assignment. Except as provided in the second paragraph of Article IV.B of this Agreement, DEALER may not pledge, hypothecate, or grant a security interest in, this AGREEMENT or DEALER'S right, title or interest therein.

5. The first paragraph (including table) and second paragraph of Addendum D of each of the Dealer Sales and Service Agreements shall be deleted in their entirety and replaced with the following:

   The DEALER PRINCIPAL(S) are: W. Marvin Rush, Barbara Rush, W.M. "Rusty" Rush, Robin M. Rush, David C. Orf, James Thor, Marty Naegelin, Scott Anderson, Derrek Weaver, Steven Keller, Corey Lowe, and Rich Ryan.

6. In the Dealer Sales and Service Agreement with Rush Texas, any and all references to "DEALER" shall refer solely to Rush Texas; in the Dealer Sales and Service Agreement with Rush California, any and all references to "DEALER" shall refer solely to Rush California; in the Dealer Sales and Service Agreement with Rush Oklahoma, any and all references to "DEALER" shall refer solely to Rush Oklahoma; in the Dealer Sales and Service Agreement with Rush Arizona, any and all references to "DEALER" shall refer solely to Rush Arizona; in the Dealer Sales and Service Agreement with Rush New Mexico, any and all references to "DEALER" shall refer solely to Rush New Mexico; in the Dealer Sales and Service Agreement with Rush Colorado, any and all references to "DEALER" shall refer solely to Rush Colorado; in the Dealer Sales and Service Agreement with Rush Florida, any and all references to "DEALER" shall refer solely to Rush Florida; in the Dealer Sales and Service Agreement with Rush Alabama, any and all references to "DEALER" shall refer solely to Rush Alabama; in the Dealer Sales and Service Agreement with Rush Tennessee, any and all references to "DEALER" shall refer solely to Rush Tennessee; in the Dealer Sales and Service Agreement with Rush North Carolina, any and all references to "DEALER" shall refer solely to Rush North Carolina.

7. Any and all of the terms and conditions of each of the Dealer Sales and Service Agreements are hereby amended and modified wherever necessary, even though not specifically addressed herein, so as to conform to the amendments and modifications contained in this Amendment.

8. In the event any Renewal Agreement or Future Agreement contains the same provisions that are amended, deleted or otherwise modified by this Amendment, then such provisions in such Renewal Agreement or Future Agreement shall be amended, deleted or otherwise modified in the same way such provisions are amended, deleted or modified by this Amendment.

9. Except as amended hereby, the each Dealer Sales and Service Agreement is hereby ratified and confirmed and shall continue in full force and effect.

IN WITNESS WHEREOF, Rush, the Companies and PACCAR have caused this Amendment to be executed and delivered as of the date first above written.

PETERBILT MOTORS COMPANY,
A DIVISION OF PACCAR INC

By: /s/ William Kozek
William Kozek
Vice President – PACCAR Inc
General Manager – Peterbilt Motors Company

RUSH ENTERPRISES, INC.

By: /s/ W.M. "Rusty" Rush
W.M. "Rusty" Rush
Chief Executive Officer

SIGNATURE PAGE(S) FOR AMENDED AND RESTATED AMENDMENT TO DEALER SALES AND SERVICE AGREEMENTS DATED DECEMBER 19, 2012.

RUSH TRUCK CENTERS OF TEXAS, L.P.
By: RUSHTEX, INC., its General Partner

By: /s/ W. Marvin Rush
W. Marvin Rush
Chief Executive Officer

RUSH TRUCK CENTERS OF ARIZONA, INC.

By: /s/ W. Marvin Rush
W. Marvin Rush
Chief Executive Officer

RUSH TRUCK CENTERS OF CALIFORNIA, INC.

By: /s/ W. Marvin Rush
W. Marvin Rush
Chief Executive Officer

RUSH TRUCK CENTERS OF NEW MEXICO, INC.

By: /s/ W. Marvin Rush
W. Marvin Rush
Chief Executive Officer

RUSH TRUCK CENTERS OF OKLAHOMA, INC.

By: /s/ W. Marvin Rush
W. Marvin Rush
Chief Executive Officer

RUSH TRUCK CENTERS OF COLORADO, INC.

By: /s/ W. Marvin Rush
W. Marvin Rush
Chief Executive Officer

SIGNATURE PAGE(S) FOR AMENDED AND RESTATED AMENDMENT TO DEALER SALES AND SERVICE AGREEMENTS DATED DECEMBER 19, 2012.

RUSH TRUCK CENTERS OF FLORIDA, INC.

By: /s/ W. Marvin Rush
W. Marvin Rush
Chief Executive Officer

RUSH TRUCK CENTERS OF ALABAMA, INC.

By: /s/ W. Marvin Rush
W. Marvin Rush
Chief Executive Officer

RUSH TRUCK CENTERS OF TENNESSEE, INC.

By: /s/ W. Marvin Rush
W. Marvin Rush
Chief Executive Officer

RUSH TRUCK CENTERS OF NORTH CAROLINA, INC.

By: /s/ W. Marvin Rush
W. Marvin Rush
Chief Executive Officer

Annex D

Summary of Outstanding Class A Common Stock and Class B Common Stock and the Aggregate Voting Interests of the Dealer Principals as of December 31, 2014

(attached)

Annex D

Annex D

Stock Data as of December 31, 2014

			Total Votes as of December 31, 2014
Class A Outstanding	29,889,332	(1/20 vote) =	1,494,467
Class B Outstanding	9,999,122	(1 vote)	9,999,122
Class A Deferred vested RSUs	86,297		
Class B Deferred vested RSUs	28,585		
Class A vested unexercised stock options	1,145,052		
Class A unvested unexercised stock options	2,038,064		
Class A unvested RSUs	57,495		
Class B unvested RSUs	344,855		
			11,493,589

Dealer Principals:

		Owned Shares	3MR Owned Shares	Vested Unexercised Stock Options	Unvested Unexercised Stock Options	Unvested RSUs	Deferred Vested RSUs	Deferred Unvested RSUs
RUSH A								
Rush	Rusty	7,061	1,486	365,008	232,492		25,000	5,000
Rush	W. Marvin	3,877	1,125	-				
Orf	David	15,898		97,739	66,348	1,430		
Thor	Jim	11,026		58,302	57,373		6,050	1,210
Naegeln	Marty	13,240			89,997		10,000	2,000
Anderson	Scott	12,144			57,998		2,400	1,200
Weaver	Derrek	3,641			61,331		6,666	1,333
Keller	Steve	21,495		47,394	108,725		6,667	1,333
Lowe	Corey	10,755		12,000	45,249	1,000		
Ryan	Rich	2,946		6,001	55,999		6,200	1,200
Rush	Barbara							
Rush	Robin							
		102,083	2,611	586,444	775,512	2,430	62,983	13,276
RUSHB								
Rush	Rusty	101,007	1,623,636				10,000	56,000
Rush	W. Marvin	453,235	1,228,976					
Orf	David	2,078				15,900		
Thor	Jim						2,420	14,440
Naegeln	Marty	3,000					4,000	20,000
Anderson	Scott	1,938						14,933
Weaver	Derrek						2,667	14,933
Keller	Steve						2,667	14,933
Lowe	Corey	1,599				12,400		
Ryan	Rich						2,667	14,933
Rush	Barbara							
Rush	Robin							
		562,857	2,852,612	-	-	28,300	24,421	150,172

	Shares Held	Multiply by voting right	Votes Held by Dealer Principals
Class A	104,694	(1/20 vote) =	5,235
Class B	3,415,469	(1 vote)	3,415,469
			3,420,704
Total Voting Power of Dealer Principals as of December 31, 2014			29.76%

Neither the vested unexercised stock options nor the deferred vested RSUs were counted for purposes of voting power because they do not entitle their holders to voting rights.

Annex E

Amended and Restated Articles of Incorporation of the Company

(attached)

RESTATED ARTICLES OF INCORPORATION

OF

RUSH ENTERPRISES, INC.

1. Pursuant to the provisions of Article 4.07 of the Texas Business Corporation Act, Rush Enterprises, Inc., a Texas corporation, hereby adopts Restated Articles of Incorporation, which accurately copy the Articles of Incorporation and all amendments thereto that are in effect to date and which contain no change in any provision thereof.

2. The Articles of Incorporation and all amendments and supplements thereto are hereby superseded by the following Restated Articles of Incorporation, which accurately copy the entire text thereof:

ARTICLE ONE

The name of the corporation is Rush Enterprises, Inc.

ARTICLE TWO

The period of duration of the corporation is perpetual.

ARTICLE THREE

The corporation is organized to transact any and all lawful business for which a corporation may be incorporated under the Texas Business Corporation Act.

ARTICLE FOUR

The total number of shares of all classes of stock which the corporation shall be authorized to issue is 81,000,000 shares, divided into the following: (i) 1,000,000 shares of preferred stock, of the par value $.01 per share ("Preferred Stock"), (ii) 60,000,000 shares of Class A Common Stock, of the par value $.01 per share ("Class A Common Stock") and (iii) 20,000,000 shares of Class B Common Stock, of the par value $.01 per share ("Class B Common Stock").

A description of the respective classes of stock and a statement of the designations, preferences, limitations and relative rights of such classes of stock and the limitations on or denial of the voting rights of the shares of such classes of stock are as follows:

A.
PROVISIONS APPLICABLE TO PREFERRED STOCK

Preferred Stock may be issued from time to time in one or more series and in such amounts as may be fixed and determined herein or by the board of directors. The designations, preferences, limitations and relative rights, including voting rights, of each series of Preferred Stock shall be such as are fixed by the board of directors, and stated and expressed in a resolution or resolutions adopted by the board of directors providing for the establishment of any such series of Preferred Stock. The board of directors is hereby expressly authorized to establish any series of unissued shares of Preferred Stock by fixing and determining the designations, preferences, limitations and relative rights, including voting rights, of the shares of any series so established, within the limitations set forth in Article 2.13 of the Texas Business Corporation Act and herein, and to increase or decrease the number of shares within each such series; provided, however, that the board of directors may not decrease the number of shares within a series below the number of shares within such series that is then issued.

Except in respect of the particulars fixed by the board of directors for series established by the board of directors as permitted hereby, all shares of Preferred Stock shall be of equal rank and shall be identical. All shares of any one series of Preferred Stock so designated by the board of directors shall be alike in every particular, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon shall be cumulative.

B.

PROVISIONS APPLICABLE TO CLASS A AND CLASS B COMMON STOCK

1. Junior Stock. Class A Common Stock and Class B Common Stock are junior to each series of Preferred Stock and are subject to all of the rights, privileges and preferences and priorities of Preferred Stock as herein set forth.

2. Dividends. Subject to all rights of each series of Preferred Stock, dividends may be paid on Class A Common Stock and Class B Common Stock as and when declared by the board of directors of the corporation out of any funds of the corporation legally available for the payment thereof. The holders of record of Class A Common Stock and the holders of record of Class B Common Stock shall have equal rights and rank per share with respect to any and all dividends and distributions declared on the common stock of the corporation, and no dividend or distribution shall be declared or made with respect to either Class A Common Stock or Class B Common Stock unless that dividend or distribution is declared and made with respect to both such classes; except that a dividend or distribution upon Class A Common Stock which will be paid in shares of common stock of the corporation shall be declared and made only in shares of Class A Common Stock and a dividend or distribution upon Class B Common Stock which will be paid in shares of common stock of the Corporation shall be declared and made only in shares of Class B Common Stock, and if a dividend or distribution is so declared and paid in shares of one class of common stock to the holder of each share of that class, a per-share dividend or distribution in an equal number of shares of the other class of common stock shall be concurrently declared and paid to the holder of each share of such other class, so that the number of shares of Class A Common Stock paid as a dividend or distribution on a share of Class A Common Stock shall be equal to the number of shares of Class B Common Stock paid as a dividend or distribution on a share of Class B Common Stock.

3. Liquidation Preference. Subject to all of the rights, privileges and preferences and priorities of each series of Preferred Stock, after payment shall have been made in full to the holders of each series of Preferred Stock in the event of any liquidation, dissolution or winding up of the corporation, to the extent of the liquidation preferences of such classes of stock, the remaining assets and funds of the corporation shall be distributed ratably to the holders of Class

A Common Stock and Class B Common Stock according to their respective shares. Each share of Class A Common Stock and Class B Common Stock shall rank equally with respect to any distribution to be received by holders of common stock upon or with respect to liquidation, dissolution or winding up.

C.
PROVISIONS APPLICABLE TO CLASS A COMMON STOCK

1. Voting. Subject to all of the rights, privileges and preferences and priorities of each series of Preferred Stock, (i) the holders of Class A Common Stock are entitled to one-twentieth (1/20th) of one vote per share on all questions presented to the shareholders. In all elections of directors of the corporation, each holder of Class A Common Stock shall have the right to vote in person or by proxy one-twentieth (1/20th) of one vote for each share of Class A Common Stock held by such holder for as many persons as there are directors to be elected.

Any provision of the Articles of Incorporation or By-Laws of the corporation requiring the affirmative vote of a specified percentage of shares of the corporation shall be read to give effect to the lesser voting rights of the holders of Class A Common Stock as described above; specifically, a provision that the affirmative vote of a specified percentage of the shares of the corporation is required shall require the affirmative vote of the holders of that percentage of the aggregate voting power of the corporation.

2. Convertibility. The Class A Common Stock is not convertible into shares of Class B Common Stock or any other security of the Corporation.

D.
PROVISIONS APPLICABLE TO CLASS B COMMON STOCK

1. Voting. The holders of Class B Common Stock are entitled to one vote per share on all questions presented to the shareholders. In all elections of directors of the corporation, each holder of Class B Common Stock shall have the right to vote in person or by proxy the number of shares of Class B Common Stock held by such holder for as many persons as there are directors to be elected.

2. Convertibility. Class B Common Stock is not convertible into shares of Class A Common Stock or any other security of the Corporation.

E.
PROVISIONS APPLICABLE TO PREFERRED STOCK,
CLASS A COMMON STOCK AND CLASS B COMMON STOCK

1. Preemptive Rights. Ownership of shares of any class of the capital stock of the corporation shall not entitle the holders thereof to any preemptive right to subscribe for or purchase or have offered to them for subscription or purchase any additional shares of capital stock of any class of the corporation or any securities convertible into any class of capital stock of the corporation, however acquired, issued or sold by the corporation, it being the purpose and intent hereof that the board of directors shall have full right, power and authority to offer for subscription or sell or to make any disposal of any or all unissued shares of the capital stock of

the corporation or any securities convertible into stock or any or all shares of stock or convertible securities issued and thereafter acquired by the corporation, for such consideration, not less than the par value thereof, or, in the case of any class of stock without par value, the stated value thereof, in money, property or labor, as the board of directors shall determine.

2. Cumulative Voting. No shareholder of the corporation shall have the right of cumulative voting at any election of directors or upon any other matter.

3. Authority to Purchase Own Shares. The corporation shall have the authority to purchase, directly or indirectly, its own shares to the extent of the aggregate of unrestricted capital surplus available therefor.

ARTICLE FIVE

The corporation will not commence business until it has received for the issuance of its shares consideration of the value of One Thousand Dollars ($1,000.00), consisting of money, labor done or property actually received.

ARTICLE SIX

The street address of its present registered office is 555 IH 35 South, New Braunfels, Texas 78130, and the name of the registered agent at such addresses is W.M. "Rusty" Rush.

ARTICLE SEVEN

The number of directors constituting the board of directors as of the date of these Restated Articles of Incorporation is six, and the names and addresses of the persons who are to serve as directors until the next annual meeting of the shareholders, or until their successors are elected and qualify are:

NAME	ADDRESS
W. Marvin Rush	555 IH 35 South, New Braunfels, Texas 78130
W.M. "Rusty" Rush	555 IH 35 South, New Braunfels, Texas 78130
Thomas A. Akin	555 IH 35 South, New Braunfels, Texas 78130
Ronald J. Krause	555 IH 35 South, New Braunfels, Texas 78130
Harold D. Marshall	555 IH 35 South, New Braunfels, Texas 78130
James C. Underwood	555 IH 35 South, New Braunfels, Texas 78130

ARTICLE EIGHT

A director of the corporation shall not be liable to the corporation or its shareholders for monetary damages for an act or omission in the director's capacity as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for any act or omission not in good faith that constitutes a breach of duty of the director to the corporation or any act or omission that involves intentional misconduct or a knowing violation of law, (iii) for any transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, or (iv) for any act or omission for which the liability of the director is expressly provided by statute. If either the Texas Business Corporation Act, the Texas Miscellaneous Corporation Laws Act or any other applicable Texas statute hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on liability provided herein, shall be limited to the fullest extent permitted by such amended act. Any repeal or modification of this Article Eight by the shareholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the liability of a director of the corporation existing at the time of such repeal or modification.

ARTICLE NINE

Any action required or which must or may be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of shares of voting stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.

ARTICLE TEN

The power to alter, amend or repeal the bylaws or adopt new bylaws is vested in the board of directors, subject to repeal or change by action of the shareholders.

ARTICLE ELEVEN

If, with respect to any matter for which the affirmative vote or concurrence of the shareholders of the Corporation is required, any provision of the Texas Business Corporation Act would, but for this Article Eleven, require the affirmative vote or concurrence of the holders of shares having more than a majority of the votes entitled to vote on such matter, or of any class or series thereof, the affirmative vote or concurrence of the holders of shares having only a majority of the votes entitled to vote on such matter, or of any class or series thereof, shall be required with respect to any such matter.

IN WITNESS WHEREOF, I have hereunto set my hand this ___ day of March 2005.

RUSH ENTERPRISES, INC.

By /s/ W. Marvin Rush
W. Marvin Rush
Chairman of the Board and
Chief Executive Officer

<u>Annex F</u>

Summary of the Effects of the Shareholder Proposal, if implemented, on the Aggregate Voting Interests of the Dealer Principals, Assuming the Shareholder Proposal went into Effect December 31, 2014

(attached)

Annex F

Annex F

Stock Data as of December 31, 2014

			Total Votes as of December 31, 2014	Total Votes Post-Recapitalization as of December 31, 2014
Class A Outstanding	29,889,332	(1/20 vote) =	1,494,467	29,889,332
Class B Outstanding	9,999,122	(1 vote) =	9,999,122	9,999,122
Class A Deferred vested RSUs	86,297			
Class B Deferred vested RSUs	28,585			
Class A vested unexercised stock options	1,145,052			
Class A unvested unexercised stock options	2,038,064			
Class A unvested RSUs	57,495			
Class B unvested RSUs	344,855			
			11,493,589	39,888,454

Dealer Principals:

		Owned Shares	3MR Owned Shares	Vested Unexercised Stock Options	Unvested Unexercised Stock Options	Unvested RSUs	Deferred Vested RSUs	Deferred Unvested RSUs
RUSH A								
Rush	Rusty	7,061	1,486	365,008	232,492		25,000	5,000
Rush	W. Marvin	3,877	1,125	-				
Orf	David	15,898		97,739	66,348	1,430		
Thor	Jim	11,026		58,302	57,373		6,050	1,210
Naegelin	Marty	13,240			89,997		10,000	2,000
Anderson	Scott	12,144			57,998		2,400	1,200
Weaver	Derrek	3,641			61,331		6,666	1,333
Keller	Steve	21,495		47,394	108,725		6,667	1,333
Lowe	Corey	10,755		12,000	45,249	1,000		
Ryan	Rich	2,946		6,001	55,999		6,200	1,200
Rush	Barbara							
Rush	Robin							
		102,083	2,611	586,444	775,512	2,430	62,983	13,276
RUSH B								
Rush	Rusty	101,007	1,623,636				10,000	56,000
Rush	W. Marvin	453,235	1,228,976					
Orf	David	2,078				15,900		
Thor	Jim						2,420	14,440
Naegelin	Marty	3,000					4,000	20,000
Anderson	Scott	1,938						14,933
Weaver	Derrek						2,667	14,933
Keller	Steve						2,667	14,933
Lowe	Corey	1,599				12,400		
Ryan	Rich						2,667	14,933
Rush	Barbara							
Rush	Robin							
		562,857	2,852,612	-	-	28,300	24,421	150,172

Total Votes of Dealer Principals Post-Recapitalization as of December 31, 2014	3,520,163
Total Votes Post-Recapitalization as of December 31, 2014	39,888,454
Total Voting Power of Dealer Principals Post-Recapitalization as of December 31, 2014	8.83%

Neither the vested unexercised stock options nor the deferred vested RSUs were counted for purposes of voting power because they do not entitle their holders to voting rights.

NORTON ROSE FULBRIGHT

Fulbright & Jaworski LLP
300 Convent Street, Suite 2100
San Antonio, Texas 78205-3792
United States

Daryl L. Lansdale, Jr.
Partner
Direct line +1 210 270 9367
daryl.lansdale@nortonrosefulbright.com

Tel +1 210 224 5575
Fax +1 210 270 7205
nortonrosefulbright.com

January 12, 2015

Via e-mail: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Rush Enterprises, Inc.—Correspondence with Shareholder Proponent

Ladies and Gentlemen:

Pursuant to Staff Legal Bulletin No. 14C, Item G (June 28, 2005), attached to Exhibit A of this letter is correspondence that Rush Enterprises, Inc., a Texas corporation (the "Company"), received via email from Merlin Partners LP (the "Proponent") on January 9, 2015 relating to its shareholder proposal submitted to the Company on December 8, 2014. Attached to Exhibit B of this letter is the Company's response to the Proponent regarding its correspondence to the Company on January 9, 2015.

If you have any questions regarding the enclosed correspondence, or need any additional information, please contact the undersigned at (210) 270-9367 or at daryl.lansdale@nortonrosefulbright.com.

Very truly yours,



Daryl L. Lansdale, Jr.

(Enclosures)

cc: Derrek Weaver, Senior Vice President, General Counsel and Corporate Secretary of the Company
Matt Willcox, Associate General Counsel of the Company
Fred DiSanto, Chief Executive Officer and Executive Chairman of Ancora Advisors LLC, General Partner of Merlin Partners LP

Annex A

Correspondence from the Proponent to the Company

(attached)

McDaniel, Gary

Subject: FW: follow up
Attachments: Ancora Response Letter to Rush Enterprises Board of Directors - January ....pdf

From: ANCORA, Fredrick D. DiSanto [mailto:fred@ancora.net]
Sent: Friday, January 09, 2015 1:56 PM
To: Weaver, Derrek [RASI-Corporate Admin/Executive]
Subject: follow up

Derek-
Thanks for taking the time to discuss the Rule 14a-8 proposal yesterday. We felt like it might be helpful to communicate our views directly to the board. Attached is a letter summarizing our viewpoints regarding the proposal. These comments are more or less the same we made during our discussion with you. I would greatly appreciate it if you can confirm receipt of this email and that you share the attached letter with the Rush Board of Directors.

Regards,

Fred

Fred DiSanto | Chief Executive Officer | Ancora Advisors
6060 Parkland Boulevard, Suite 200 | Cleveland, OH 44124
☎: 216-825-4000 | 🖷: 216-825-4001 | ✉: fred@ancora.net | Vcard

***** Ancora Advisors LLC's new address is:**
6060 Parkland Boulevard, Suite 200, Cleveland, OH 44124***

ANCORA

January 9, 2015

Sent via email

Rush Enterprises, Inc.
555 IH-35 South, Suite 500
New Braunfels, Texas 78130

Rush Enterprises, Inc. Board of Directors:

On the afternoon of January 8, 2015, we discussed with Rush Enterprise's General Counsel Derek Weaver the Rule 14a-8 proposal Ancora previously submitted to the Company. Mr. Weaver informed us that Rush's Board of Directors was likely to request a "no action" letter from the SEC as a result of the Board's determination to exclude the proposal from the Company's proxy statement. As we stated to Mr. Weaver during our discussion, should the Company choose this course of action, we will submit a response statement to the SEC.

We believe the letter we previously sent to the Board on December 8, 2014 effectively lays out our argument as to why Rush's dual class structure should be collapsed into a single class. Nevertheless, we want to reiterate the comments we urged Mr. Weaver to relay to the Board before submitting a "no action" request letter.

1. The current dual class structure is no longer effective in providing change of control protection to Peterbilt.
    a. With voting ownership minimum required by Peterbilt reduced to 22%, the Rush family no longer has enough voting control to realistically prevent corporate actions desired by a majority of the shareholders.
    b. If the original agreement served the additional purpose of ensuring the Rush family maintained a significant economic investment in the Company, giving its customer a higher level of comfort in service quality, this intent would also now be nullified given the family's reduced economic interest. The dual class structure actually contradicts this intention, as the family can reduce its economic interest without significantly impacting its voting rights.

2. There are more effective means of providing change of control protection that would be far less deleterious to shareholder rights than the current dual class structure.
    a. A poison pill triggered at 20% is significantly more impactful at protecting the Company from an unsolicited bidder; and/or:
    b. A staggered board of directors would also be a superior alternative in terms of providing the type of security that the class structure was intended for.

3. The Rule 14a-8 proposal would be non-binding.
    a. As a significant shareholder, we oppose any action that is not in the best interests of the shareholders, and as fiduciaries of the shareholders, the Board should not take action that disenfranchises the majority of its shareholder base. We believe all shareholders have the right to cast their vote on this proposal, and should the proposal pass, then the Board can relay the outcome to Peterbilt and begin negotiating a change of the control trigger clause. As Mr. Weaver stated in our discussion, there is a strong fifty year relationship between the Rush family and Peterbilt. With that being the case, we are highly confident that this issue will not cause Peterbilt to terminate a prosperous relationship, and as the

proposal is non-binding, it does not require that the Company take unilateral action at the expense of a valued customer. Furthermore, the strength of Rush's relationship with Peterbilt is based on a fifty year history of quality service and dependability. It would be unfathomable that Peterbilt would terminate this contract because Rush management would like to negotiate an amendment to the change of control trigger clause. In reality the resultant outcome would be a win/win for the shareholders and Peterbilt, as both would benefit from removing the dual class structure, and replacing it with more effective change of control mechanisms.

We believe the case for collapsing Rush's dual class structure is overwhelming. As we indicated in our initial letter, dual class structures are inherently inferior structures that have been condemned by most widely renowned stewards of corporate governance. Moreover, given the reduced voting and economic ownership by the Rush family, the legacy dual class structure has been rendered ineffective as compared to a time when when the Rush family owned significantly more shares of the Company, and had the ability to protect a key customer from a competitor seizing control. Today the Rush family lacks the means to prevent that from occurring.

We view any actions by the Board to hinder the ability for the Company's shareholders to have a voice in through the proxy process as contrary to the Board's fiduciary duties to such shareholders. The Peterbilt relationship should not be used as an excuse to violate this fiduciary duty. Today the Rush family lacks the means to prevent a change of control from occurring, and there are superior alternatives for preventing a change of control transaction, as discussed above. We strongly urge the Board to allow the proposal to be voted upon by the Company's shareholders.

Sincerely,

MERLIN PARTNERS LP



Fred DiSanto
Chief Executive Officer and Executive Chairman of
Ancora Advisors LLC, General Partner of Merlin Partners LP

Annex B

Correspondence from the Company to the Proponent

(attached)

McDaniel, Gary

Subject: FW: follow up

From: Weaver, Derrek [RASI-Corporate Admin/Executive]
Sent: Friday, January 09, 2015 2:09 PM
To: 'ANCORA, Fredrick D. DiSanto'
Subject: RE: follow up

Fred,

I received your email. I appreciate the additional insight into the items we discussed yesterday and I will share it the members of our Board of Directors.

We are finalizing the correspondence to the SEC I mentioned yesterday and we will copy you on the email when we submit it. Once you have had a chance to consider it, please let me know if you would like to schedule another call to discuss the issue.

Best,

Derrek

From: ANCORA, Fredrick D. DiSanto [mailto:fred@ancora.net]
Sent: Friday, January 09, 2015 1:56 PM
To: Weaver, Derrek [RASI-Corporate Admin/Executive]
Subject: follow up

Derek-
Thanks for taking the time to discuss the Rule 14a-8 proposal yesterday. We felt like it might be helpful to communicate our views directly to the board. Attached is a letter summarizing our viewpoints regarding the proposal. These comments are more or less the same we made during our discussion with you. I would greatly appreciate it if you can confirm receipt of this email and that you share the attached letter with the Rush Board of Directors.

Regards,

Fred

Fred DiSanto | Chief Executive Officer | Ancora Advisors
6060 Parkland Boulevard, Suite 200 |Cleveland, OH 44124
☎: 216-825-4000 | 🖷: 216-825-4001 | ✉: fred@ancora.net | Vcard

***** Ancora Advisors LLC's new address is:**
6060 Parkland Boulevard, Suite 200, Cleveland, OH 44124***

ANCORA

December 8, 2014

Derek Weaver
Corporate Secretary
Rush Enterprises, Inc.
555 IH-35 South, Suite 500,
New Braunfels, Texas 78130

Dear Mr. Weaver:

Merlin Partners LP is the beneficial owner of Class B shares of common stock in Rush Enterprises, Inc., with a value in excess of $2,000.00. Merlin Partners has held these shares for over 12 months and plans to continue to hold them through the next meeting of shareholders. As documentary evidence of Merlin Partners' beneficial ownership, Merlin Partners provides a letter of verification from its broker, attached as Exhibit A hereto, showing that Merlin Partners has continuously held the shares for at least one year.

We hereby submit the following proposal and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in the company's proxy statement for the 2015 annual meeting of shareholders. If the company believes this proposal is incomplete or otherwise deficient in any respect, please contact Merlin Partners immediately so that we may promptly address any alleged deficiencies, by contacting me at (216) 825-4000 or fred@ancora.net.

Sincerely,

MERLIN PARTNERS LP



Fred DiSanto
Chief Executive Officer and Executive Chairman of
Ancora Advisors LLC, General Partner of Merlin Partners LP

****

RESOLVED, that shareholders of Rush Enterprises, Inc. ("Rush Enterprises" or the "Company") request that the Board of Directors take the necessary steps (excluding those steps that must be taken by the Company's shareholders) to adopt a recapitalization plan that would eliminate Rush Enterprises' dual-class capital structure and provide that each outstanding share of common stock has one vote.

Supporting Statement

Rush Enterprises had 39,381,655 shares of common stock outstanding as of April 2, 2014, the record date used in the Company's 2014 proxy statement: 29,092,195 shares of Class A common stock and 10,289,460 shares of Class B common stock. Holders of the Class A common stock, nearly 74% of the Company's total shares outstanding, have only 12% of the voting rights, or one vote for every 20 shares held. Holders of the Class B common stock have one vote per share.

The original rationale for a dual class structure, as detailed in Rush Enterprise's 2002 proxy statement, was to prevent potential key contract terminations from occurring in the event of a change of control triggered by a decrease in Rush family voting power. Since that time, one of these key relationships has terminated, and the trigger clause has been lowered to 22%. There are no economically justifiable reasons to preserve the dual class structure specific to a contractual voting power arrangement. A change of control remains a triggering event, and the Rush family no longer controls enough stock to prevent such an event from occurring.

According to the Company's 2014 proxy statement, Rush Enterprises' executive officers and directors beneficially owned 13.4% of all shares of common stock outstanding (Class A and Class B), yet possessed 31.3% of the Company's voting shares. We believe any capital structure that leads to outsized influence for insiders, without commensurate economic ownership, is not in the best interest of Rush Enterprises' shareholders.

According to Harvard University's Paul Gompers, insiders owning a "superior" class of stock "causes a significant wedge between their voting and cash flow rights." The Gompers paper demonstrates that firm valuation is negatively affected by a divergence between cash flow rights and voting rights. In other words, the greater the difference between the insiders' voting rights and its rights to cash flow, the more it harms the company's stock price performance (Paul A. Gompers et al., "Extreme Governance: An Analysis of Dual-Class Firms in the United States," May 2007).

A 2012 study by the IRRC Institute, "Controlled Companies in the Standard & Poor's 1500: A Ten Year Performance and Risk Review", resulted in the following key findings:

- Non-controlled companies outperform controlled companies over a 10-year period.
- Controlled companies have more material weaknesses in internal control environments and more related party transactions than non-controlled companies.
- Controlled companies with multiclass structures consistently exhibit materially more share price volatility than non-controlled companies.

We believe that eliminating the dual-class structure, and installing a one-share/one-vote arrangement, would benefit Rush Enterprises public shareholders, and encourage other shareholders to vote for this proposal.

6060 PARKLAND BOULEVARD, SUITE 200 • CLEVELAND, OH 44124 • 216.825.4000 • 216.825.4001 (FAX) • WWW.ANCORA.NET

J.P.Morgan

December 4, 2014

Merlin Partners LP
6060 Parkland Boulevard
Suite 200
Cleveland, OH 44124

Re: Rush Enterprises Inc Class B

To Whom It May Concern:

As per Jefferies LLC request, please allow this letter to confirm that the Merlin Partners LP, has held at least $2,000 in market value of Rush Enterprises Inc Class B (cusip: 781846308) from 12/01/2013 through 12/03/2014. This information was obtained through and is reflected on the Merlin Partners LP client statements.

Merlin Partners LP maintains an account with Jefferies LLC an introducing broker dealer who clears its business through J.P. Morgan Clearing Corp.

Very truly yours,



Richard Gentile
Managing Director
J.P. Morgan Clearing Corp.

cc: Chris Bianchi
Jefferies LLC

ANCORA

December 8, 2014

Board of Directors
Rush Enterprises, Inc.
555 I.H. 35 South, Suite 500
New Braunfels, Texas 78130

Dear Board of Directors:

We write to you as a significant shareholder of the super-voting class of Rush Enterprises, Inc. Ancora, on behalf of its clients, currently controls over 4% of the voting power of the Company. The intent of this letter is to inform you we have submitted (in a separate letter) a non-binding resolution to eliminate the Company's dual class share structure at the next shareholder annual meeting. Despite Rush's outstanding growth and operating performance over the past five years, the return on the company's stock has lagged behind a set of comparable companies. We believe that Rush's dual-class equity arrangement is anchoring the company's stock price, and collapsing the share class structure is the most practical remedy. Our thesis is based on strong empirical evidence and numerous academic studies. Furthermore, nearly every institutional investor organization that has taken a position on the matter has come out against the dual-class share structure including Institutional Shareholder Services (ISS), The Council of Institutional Investors (CII), CalPERS, OTPP, and the list goes on. We understand the rationale behind the dual-class share structure at Rush and believe it is unwarranted.

The Rush family and current management can maintain control of the company by instituting a staggered board while eliminating the dual-class equity structure. The Peterbilt agreement requires the Rush Family and management to hold a minimum of 22% of the votes. We believe 22% is low to the point it is insignificant and pointless. A staggered board would have the same effect and at the same time, the new arrangement would not eliminate a host of potential shareholders (institutional investors, mentioned above that explicitly do not buy stakes in companies with dual-class shares). We believe this solution would eliminate the chronic valuation discount applied to the market value of Rush's equity.

Empirical evidence reveals negative valuation consequences and equity share price underperformance for stocks that maintain a dual-class equity structure. *Extreme Governance: An Analysis on Dual-Class Firms in the United States* demonstrates that firm valuation is negatively affected by a divergence between cash flow rights and voting rights (the "WEDGE" factor defined as voting rights minus cash flow rights)[1]. In other words, the greater the difference between the insiders' voting rights and their economic rights (i.e., rights to cash flow), the more negative the effect is on the company's stock

[1] Gompers, Paul A. and Ishii, Joy L. and Metrick, Andrew, Meetings; Rodney L. White Center for Financial Research Working Paper No. 12-04; Rock Center for Corporate Governance Working Paper No. 39.

price. Another study completed by the IRRC Institute, *New Study Says Multiclass Voting Companies Underperform* illustrates that companies with two classes of shares, both of which are traded publicly, underperform over most time periods measured[2]. This evidence gives us reason to believe Rush's stock would have achieved a higher valuation and greater returns if the company had one equity share class. To that end, we can take practical steps to solve this problem and all shareholders would benefit through multiple expansion as the stock's valuation discount vanishes.

In analyzing the Company's relative share price performance, we considered five companies: Lithia Motors (LAD); Penske Automotive (PAG); Asbury Automotive (ABG); Group 1 Automotive (GPI); and Sonic Automotive (SAH). While the Board may argue about the validity of the inclusion of any of these companies as comparable, we believe the data supports our belief that this comparable group is appropriate. First, from a subjective standpoint, the comparables all operate in the same industry and have very similar operating models. Second, from a quantitative standpoint, the dispersion of the comparables valuation multiples is relatively low, meaning the market is valuing the businesses similarly. To establish a reference point, we examined the dispersion of the EV / EBITDA multiples of six comparables in the fast-food restaurant industry, an industry that has very similar comparables (Wendy's, Burger King, McDonald's, YumBrands!, Jack in the Box, and Popeyes). We removed Burger King because it is currently involved in a merger transaction and the dispersion (or standard deviation) of EV / EBITDA for the group was 3.2 compared to a standard deviation of 2.2 for the RUSH comparables. This relatively tight dispersion gives us confidence the comparables are legitimate and our analysis is valid.

We examined 3-year and 5-year holding periods[3], and then compared the company's stock and operating performance to the comparables group. The results are predictable in light of the studies we reference above. Over the 3-year holding period, RUSHA returned just over 96% to shareholders while the median of the comparables group returned over 128%. Rush's stock underperformed despite the fact it has grown sales over 89% and EBITDA over 100% during that time frame. Meanwhile, the comparable companies median growth rate of revenues was only 12% and EBITDA 80%. The bottom line is that while Rush bested its competition's operating performance, its stock price (and total return) has lagged behind. The same is true for the 5-year holding period. While stock performance has been similar- RUSHA returned over 236% compared to the comparable companies median total return of 240%, Rush significantly outperformed its peer group with regard to operating performance. Over the period Rush grew sales by 225% (vs. median for comps of 63%) and EBITDA advanced over 681% (compared to comps median growth of 140%). Furthermore, it is clear that Rush trades at a valuation discount:

[2] IRRC Institute, *Controlled Companies in the Standard and Poor's 1500: A Ten Year Performance and Risk Review*. October 2012.

[3] Performance figures taken from FactSet and current as of the date of this letter

ANCORA

	Valuation Metrics		
	EV/EBITDA	P/CF	P/Bk
RUSH	10.71	8.36	1.93
Group	11.9	14.8	2.4
Premium (Discount)	-10%	-44%	-20%

We believe that collapsing the dual class equity structure is the most practical solution to this problem, and it appears the company's charter would not be restrictive. As a significant shareholder of RUSHB shares, we would be willing to give up the excess voting power in exchange for the increased liquidity and share price appreciation we believe the stock would experience. Meanwhile, in addition to the stock price appreciation, RUSHA holders would benefit from the increased relative voting power of their shares. Both shareholder groups would benefit from an increased valuation that, according to the studies cited above, should materialize by eliminating the dual class structure. Because both groups of shareholders would stand to benefit, we encourage the board of directors to endorse our proposal to collapse the share class structure at the next annual meeting.

We are open to exploring alternative remedies (there are several) if eliminating the dual class structure is implausible. We have included references to literature on the subject matter in the Appendix. Thank you.

Regards,



Fred DiSanto
Chief Executive Officer
The Ancora Group

Appendix

Gompers, Paul A. and Ishii, Joy L. and Metrick, Andrew, "Extreme Governance: An Analysis of Dual-Class Companies in the United States," (May 1, 2008).
Website: http://dx.doi.org/10.2139/ssrn.562511

IRRC Institute, "Controlled Companies in the Standard and Poor's 1500: A Ten Year Performance and Risk Review," October, 2, 2012.
Website: http://irrcinstitute.org/projects.php?project=61

ISS, "The Tragedy of Dual Class Commons," February 13, 2012.
Website: http://online.wsj.com/public/resources/documents/facebook0214.pdf

Council of Institutional Investors position on Dual-Class Stock
Website: http://www.cii.org/dualclass_stock

CalPERS, "Global Principles of Accountable Corporate Governance," pg. 29, 8.3.1, November 14, 2011.
Website: http://www.calpers-governance.org/principles/home

The Canadian Coalition for Good Governance (CCGG), "Dual Class Share Policy," September 2013.
Website:
http://admin.yourwebdepartment.com/site/ccgg/assets/pdf/Dual_Class_Share_Policy.pdf

Parliament of Canada, "Dual-Class Share Structures and Best Practices in Corporate Governance," August 18, 2005.
Website: http://www.parl.gc.ca/Content/LOP/ResearchPublications/prb0526-e.htm

Gladman, Kimberly, "The Dangers of Dual Share Classes," May 21, 2012.
Website: http://blogs.law.harvard.edu/corpgov/2012/05/21/the-dangers-of-dual-share-classes/